Tootsie Roll Industries, Inc.


Caramel Apple Pops
CHARMS
Fluffy Stuff
Cotton Candy
Sugar Babies
CHARMS PARTY PACK
Blow Pop
Razzles
Junior Caramels
Cella's
Dark Chocolate
Tutsi Pop
Junior Mints
Tootsie Roll
The Fruit Ones
DOTS
DUBBLE BUBBLE
CRY BABY
MINI
CHARLESTON CHEW
SOUR CHEWS
Andes
CHARMS ORGANIC POPS
CHARMS MINI POPS
PARTY SIZE
150 Pieces
Tootsie Roll
The Original
Tootsie POPS
The Fruit Ones
SNAP BAR
Tootsie Roll
The Sour Ones
Tootsie POPS
The Original
Tootsie Roll
POPS
FILLED WITH CHEWY TOOTSIE ROLL
Child's Play
NET WT 37 OZ (2.31 LB) 1.04 kg
CANDY

Annual Report

2025

Corporate Profile

Tootsie Roll Industries, Inc. has been engaged in the manufacture and sale of confectionery products for over 125 years. Our products are primarily sold under the familiar brand names: Tootsie Roll, Tootsie Pops, Charms Blow Pops, Caramel Apple Pops, Child's Play, Andes, Cella's, Junior Mints, Charleston Chew, Dots, Dubble Bubble, Fluffy Stuff, and Cry Baby.

Corporate Principles

We believe that the differences among companies are attributable to the caliber of their people, and therefore we strive to attract and retain superior people across all functions.

We believe that an open, family atmosphere at work, combined with professional management, fosters cooperation and enables each individual to maximize his or her contribution to the Company and realize the corresponding rewards.

We do not jeopardize long-term growth for immediate, short-term results.

We maintain a conservative financial posture in the deployment and management of our assets.

We run a trim operation and continually strive to eliminate waste, minimize cost and implement performance improvements.

We invest in the latest and most productive equipment to deliver the best quality product to our customers at the lowest cost.

We seek to outsource functions where appropriate and to vertically integrate operations where it is financially advantageous.

We view our well known brands as prized assets to be aggressively advertised and promoted to each new generation of consumers.

We conduct business with the highest ethical standards and integrity which are codified in the Company's "Code of Business Conduct and Ethics."



Financial Highlights

	December 31,	
	2025	2024
	(in thousands except per share data)	
Net Product Sales	$724,675	$715,530
Net Earnings Attributable to Tootsie Roll Industries, Inc.	100,052	86,827
Working Capital	223,016	246,319
Net Property, Plant and Equipment	237,764	219,803
Shareholders' Equity	940,972	870,743
Average Shares Outstanding*	72,905	73,438
Per Share Items		
Net Earnings Attributable to Tootsie Roll Industries, Inc.*	$1.37	$1.18
Cash Dividends Paid	0.36	0.36

*Adjusted for stock dividends.

To Our Shareholders



Ellen R. Gordon, Chairman and Chief Executive Officer



Karen G. Mills, President

Net product sales in 2025 were $725 million, an increase of $9 million or 1% over net product sales of $716 million in 2024. Net earnings grew to a record $100.1 million from $86.8 million in the previous year, an increase of $13.3 million or 15%. Earnings per share were $1.37 up 16% from $1.18 in 2024 due to both higher earnings and from fewer shares outstanding because of ongoing share repurchases.

Successful marketing and sales programs contributed to higher sales in 2025. Like many CPG companies, we have implemented a series of price increases in recent years to offset higher costs for ingredients, packaging materials, labor and benefits. While these price increases are essential to prevent margin erosion, we do face some challenges as customers and consumers have become more resistant to higher prices. These headwinds had some adverse effect on sales in 2025.

2025 earnings benefited from increased investment income from the Company's marketable securities portfolio, including a favorable adjustment to record additional bond accretion not previously reported on certain bonds purchased at a discount. In addition, part of the increase over 2024 earnings relates to the write-off of an $11 deferred tax asset in the prior year.

A key attribute of our venerable brands is their value orientation. We continue to monitor our input costs as well as pricing in the industry, mindful of the effects and limits on passing these higher costs on to our customers and ultimately to the consumers of our products. In order to maintain the value positioning of our product line, we strive to mitigate costs and maximize efficiency where we can without jeopardizing the long-term strength of the Company and its brands. We deem it essential to be a low cost producer and actively pursue investments in the latest equipment and technology to keep us so. In this regard, capital expenditures were $34 million in 2025.

Some of the projects undertaken in 2025 will serve to meet the growing demand in certain product lines while other projects were directed toward upgrading plant infrastructure. In all cases we look for the latest and most efficient equipment available. Confectionery manufacturing in our highly automated plants is complex and today's food safety standards are rigorous.   We are fortunate to have sufficient funds that enable us to maintain our manufacturing facilities in peak condition and meet these demanding food safety standards.

In addition to capital improvements, we continue to seek innovative ways to keep our costs as low as possible. Competitive bidding, selective hedging and leveraging our high volume of ingredient and packaging purchases are some of the means we use to achieve this. We also focus on controlling energy costs and other overhead expenses, which can be substantial in our highly automated environment. In 2025, we were honored by a local utility as a multi-year recipient of the "Energy Excellence" award in recognition of our ongoing commitment to energy efficiency and participation their Strategic Energy Management Program.



Snack-To-Go
Junior Mints minis
CHARMS
Fluffy Stuff
Cotton Candy
CHARLESTON CHEW
Rollers
Cella's
12 FOIL WRAPPED CHERRIES
Caramel Apple SUGAR BABIES
25 BARS
SIMPLE S'MORES
VANILLA
WAX FANGS
Andes
CHARLESTON

During 2025, we again paid cash dividends of 36 cents per share and distributed a 3% stock dividend. This was the eighty-third consecutive year the Company has paid cash dividends and the sixty-first consecutive year that a stock dividend was distributed. We also repurchased 208,500 shares of our common stock in the open market for an aggregate price of $6.5 million.

Our capital expenditures, dividends and stock repurchases are all accomplished with internally generated funds. We ended 2025 with $485 million in cash and investments net of interest bearing debt and investments that hedge deferred compensation liabilities. With these financial resources, we are able to continue investing in our business, improving manufacturing productivity and quality, supporting our brands, paying dividends and repurchasing common stock. We also continue to seek appropriate complementary business acquisitions.



CHARMS
BLOW POP
Inside Outs
Tootsie POPS
The Fruit Ones
3½ POUNDS
CHILD'S PLAY
Tutsi Cajeta
Andes
CREME DE MENTHE THINS

Our 2025 marketing initiatives continued to focus on becoming more consumer- and trade-oriented. For one of our major brands, Child's Play, we refreshed the product mix and updated the packaging graphics on the everyday items to better align with consumer needs. We supported this launch with a strong instant redeemable coupon program to encourage consumer trial.

2025 was also the debut of the refreshed "How Many Licks" TV spot, featuring the beloved Mr. Owl and Tootsie Pops. First introduced more than five decades ago, the commercial has become one of the most recognizable and enduring ads in American pop culture. In 2025, we updated the animation and voice overs, preparing Mr. Owl to connect with a new generation. Alongside the refreshed TV spot, we updated the graphics on our core Tootsie Rolls and Tootsie Pops bags. The new designs feature Mr. Owl and enhanced product imagery to strengthen appetite appeal.



18 Flavors
CHARMS
MINI POPS
Made with Real Caramel
Caramel Apple Pops
Razzles
DUBBLE BUBBLE
POPS
DOTS

In addition to being on TV and on pack, Mr. Owl also made appearances in other media outlets. He recently became an entry in the crossword puzzle of a major market newspaper. Clue: Three letter avian Tootsie mascot; Answer: Owl! Of course, any mention of Mr. Owl calls to mind the timeless question we have been asking for over 50 years, "How many licks does it take to get to the Tootsie Roll center of a Tootsie Pop?" Though thousands of estimates have been postulated over the years, as of this moment the answer to this enduring riddle remains: "The world may never know!"

The focus of our business is to manufacture and sell a wide and appealing range of branded confectionery products suitable for

virtually every major consumer group and retail format. The broad assortment of items in our diverse and highly recognizable portfolio is popular across all trade channels where candy is typically sold.


AMERICA'S ORIGINAL
1LB BAG
CHARMS
BLOW POP
Snack-To-Go
Junior Caramels
CRY BABY
SOUR CHEWS
MINI
CHARLESTON CHEW
NIK-L-NIP

We use targeted marketing initiatives, directed both to the trade and to consumers, to help move our products into distribution and subsequently to move them off the retail shelf. We find that these carefully executed and channel-specific promotions drive sales by emphasizing high sell-through and attractive profit margins to the trade and a high quality, attractive value to the consumer.

We reinforce this value proposition in several important ways. Our bonus bag program offers big value, high margins, fast turns and, especially when combined with pallet shipper displays, increased retail lift—a win for retailers and consumers alike. Larger sized packs present consumers with an even better value, more suitable for larger families or sharing and give-a-away occasions such as social gatherings or office candy dishes. We offer both single product goods and variety assortments in this format.


SHARE SIZE
Tootsie POPS
The Original
Tootsie Roll
The Original
Re-usable Bank Filled with Tootsie Rolls
DOTS
NET WT 8 OZ (226 g)

We complement our popular lay down bag offerings with peg bags, stand-up pouches and other packaging formats. Sized for personal consumption, peg bags are a popular format in convenience stores, grocery and mass merchandizers. In order to capitalize on this trend, during the year we introduced a peg bag of Charleston Chew Rollers, a chewy nougat center enrobed in luscious chocolaty goodness. In the non-chocolate sector, new watermelon flavored Fluffy Stuff Cotton Candy was a refreshing addition to the seasonal peg bag line. Both of these line extensions were well received.

The selling power of floor stand displays is well established. In this format we offer a range of items including theater boxes and bagged goods in a variety of sizes ranging from full pallets for high volume venues all the way down to a one-eighth size pallet for smaller retail stores that lack the floor space or sales volume to support a traditionally sized display. These displays normally feature attractive pricing for the consumer and increase sales velocity for the retailer.


AMERICA'S ORIGINAL
DUBBLE BUBBLE
CHARMS
PARTY PACK
BLOW POP
Sweet 'N SOUR POPS
CRY BABY
Andes
CREME DE MENTHE
SNAP BAR XL
NO ARTIFICIAL Sweeteners
FRUITASTIC FLAVORS!
GUM
SUGAR BABIES
Soft & Chewy
Creamy mints in pure chocolate
Junior Mints

Halloween has long been our largest selling period, with sales in the third quarter exceeding those of any other quarter in the year. Especially popular for the Halloween season are our large bags of Child's Play and a growing number of other hauntingly delicious mixed candy assortments to sink your fangs into. These are offered in a variety of pack sizes and merchandising presentations including pallet packs, off-shelf displays and display ready cases.

We also know Halloween is a great time of year to reach younger consumers, and chewy fruity candy is a favorite amongst kids. In 2025, we leveraged these opportunities by launching an assortment of Tootsie Snack Bars in four frightfully delicious snack flavors: Boo! Raspberry, Wicked Watermelon, Outrageous Orange and Frightening Fruit Punch. These perfectly portioned pieces make it the perfect pass out for roving trick or treaters.



Charms Organic Pops, our first offering in the fast growing "better for you" market segment, was also dressed up for Halloween with spooky seasonal graphics. Made with organic, non-GMO ingredients and with five tempting natural flavors and colors, this item has all the attributes many moms are looking for. The packaging is made in the USA with 35% post-consumer recycled materials and a portion of the sales proceeds are used to support educational programs. Marketed under the trusted Charms name, this treat appeals to both mainstream retailers and specialty outlets that focus on natural foods.

While Halloween is our most significant selling season, our products continue to grow in other candy seasons including Valentine's Day, Easter and Christmas. Here we offer our most popular everyday items dressed in festive seasonal graphics, plus an assortment of creative, season-specific treats. In 2025, new Holly Jolly DOTS debuted for the Christmas season. This addition to our iconic DOTS line is a colorful, limited edition assortment of tangy watermelon, pineapple and cherry flavors, sugarcoated and perfect for decorating ginger bread houses and other holiday treats—that is if some naughty elf doesn't get to them first! Whimsical items such as this are part of the fun and magic of the confectionery business.

Spring/Summer is also a focus for retailers. In 2025, we launched Tootsie Pops Mr. Owl Summer Mix. This exciting new peg bag fits both the retailer and consumer desire to have fun, fresh flavors to kick off the summer season. This new item is an assortment of 3 tantalizing flavors– blue raspberry, watermelon and fruit punch– and features Mr. Owl all decked out and ready for some summer fun.

In support of our sales efforts, we traverse the digital landscape to ensure that our message is widely heard by strategically deploying our brand voice across a number of social media platforms. Social media is an important channel to connect with consumers across multiple platforms, including Facebook, Twitter, Instagram, Pinterest, YouTube, TikTok, and Reddit. This broad presence enables us to reach diverse age groups with more targeted messaging.

We continue to strengthen our social media strategy by engaging with consumers through a variety of content formats. From captivating video content that takes them "behind the scenes" to enticing giveaways that spark excitement, and from sharing tasty recipes to fostering creativity with engaging challenges and crafts, every interaction is a building block in our digital community of both current and future shoppers. In addition, we partner with social media influencers to extend our reach and deliver our messages to their established and highly engaged audiences.

Tootsie Roll has been recognized by a Newsweek poll as one of the most trusted companies in America. This honor, as well as the record results posted by the Company in 2025, are the result of hard work, dedication and integrity of our many loyal employees. We wish to express our appreciation to them, along with our customers, suppliers, sales brokers and distributors throughout the world for their support in 2025. We also thank our fellow shareholders as we remain committed to the pursuit of excellence in the near term as well as in the years to come.

Ellen R. Gordon
Ellen R. Gordon
Chairman of the Board and Chief Executive Officer

Karen G. Mills
Karen G. Mills
President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 1-1361

TOOTSIE ROLL INDUSTRIES, INC.
(Exact name of Registrant as specified in its charter)

Virginia	**22-1318955**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

7401 South Cicero Avenue, Chicago, Illinois 60629
(Address of principal executive offices) (Zip Code)
Registrant's Telephone Number: **(773) 838-3400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock — Par Value $0.694 Per Share	TR	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **Class B Common Stock — Par Value $0.694 Per Share**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2025 the aggregate market value of the Common Stock (based upon the closing price of the stock on the New York Stock Exchange on such date) held by non-affiliates was approximately $550,102,000. Class B Common Stock is not traded on any exchange, is restricted as to transfer or other disposition, but is convertible into Common Stock on a share-for-share basis. Upon such conversion, the resulting shares of Common Stock are freely transferable and publicly traded. Assuming all 31,179,109 shares of outstanding Class B Common Stock were converted into Common Stock, the aggregate market value of Common Stock held by non-affiliates on June 30, 2025 (based upon the closing price of the stock on the New York Stock Exchange on such date) would have been approximately $708,245,000. Determination of stock ownership by non-affiliates was made solely for the purpose of this requirement, and the Registrant is not bound by these determinations for any other purpose.

As of February 11, 2026, there were outstanding 41,820,966 shares of Common Stock par value $0.694 per share, and 31,165,664 shares of Class B Common Stock par value $0.694 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Definitive Proxy Statement for the Company's Annual Meeting of Shareholders (the "Proxy Statement") scheduled to be held on May 6, 2026 are incorporated by reference in Part III of this report.

TABLE OF CONTENTS

Forward-Looking Information

From time to time, in the Company's statements and written reports, including this report, the Company discusses its expectations regarding future performance by making certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as "anticipate," "believe," "expect," "intend," "estimate," "project," and other words of similar meaning in connection with a discussion of future operating or financial performance and are subject to certain factors, risks, trends and uncertainties that could cause actual results and achievements to differ materially from those expressed in the forward-looking statements. These forward-looking statements are based on currently available competitive, financial and economic data, and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and actual results may differ materially from those expressed or implied herein. Consequently, the Company wishes to caution readers not to place undue reliance on any forward-looking statements. Factors, among others, which could cause the Company's future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein include economic conditions, political developments, currency exchange rates, interest and inflation rates, accounting standards, taxes, and laws and regulations affecting the Company in markets where it competes and those factors described in Item 1A "Risk Factors" and elsewhere in this Form 10-K and in other Company filings with the Securities and Exchange Commission. The Company does not undertake to update any of these forward-looking statements.

PART I

ITEM 1.   <u>Business</u>.

Tootsie Roll Industries, Inc. and its consolidated subsidiaries (the "Company") have been engaged in the manufacture and sale of confectionery products for over 125 years. This is the only industry segment in which the Company operates and is its only line of business. The majority of the Company's products are sold under the registered trademarks TOOTSIE ROLL, TOOTSIE FRUIT ROLL, TOOTSIE POPS, TOOTSIE MINI POPS, CHILD'S PLAY, CARAMEL APPLE POPS, CHARMS, BLOW-POP, CHARMS MINI POPS, CELLA'S, DOTS, JUNIOR MINTS, CHARLESTON CHEW, SUGAR DADDY, SUGAR BABIES, ANDES, FLUFFY STUFF, DUBBLE BUBBLE, RAZZLES, CRY BABY, NIK-L-NIP, and TUTSI POP (Mexico).

The Company's products are marketed in a variety of packages designed to be suitable for display and sale in different types of retail outlets. They are sold through food and grocery brokers or directly by the Company to customers throughout the United States, Canada and Mexico. These customers include wholesale distributors of candy, food and groceries, supermarkets, variety stores, dollar stores, chain grocers, drug chains, discount chains, cooperative grocery associations, mass merchandisers, warehouse and membership club stores, vending machine operators, e-commerce merchants, on-line marketplaces, the U.S. military and fund-raising charitable organizations.

The Company's principal markets are in the United States, Canada and Mexico. The majority of production from the Company's Canadian plants is sold in the United States. The majority of production from the Company's Mexican plant is sold in Mexico.

The domestic confectionery business is highly competitive. The Company competes primarily with other manufacturers of confectionery products sold to the above mentioned customers. Although accurate statistics are not available, the Company believes it is among the ten largest domestic manufacturers in this industry. In the markets in which the Company competes, the main forms of competition comprise brand recognition, as well as competition for retail shelf space and a fair price for the Company's products at various retail price points.

The Company's backlog of orders as of December 31, 2025 was approximately $7 million and is generally consistent with the prior year.

The Company has historically hedged certain of its future sugar needs with derivatives at such times that it believes that the forward markets are favorable. The Company's decision to hedge its major ingredient requirements is dependent on the Company's evaluation of forward commodity markets and their comparison to vendor quotations, if available, and/or historical costs. The Company has generally entered into commodity futures contracts before the commencement of the next calendar year to better manage product pricing changes or product weight decline (indirect price change) adjustments to its product sales portfolio and ingredient costs. The Company will generally purchase forward derivative contracts (i.e., "long" position) in selected future months that correspond to the Company's estimated procurement and usage needs of the respective commodity in the respective forward periods.

The Company has historically increased its sales prices to recover higher input costs, primarily ingredients, packaging materials, labor and benefits, manufacturing maintenance, supplies and services, and freight and delivery. The Company may also change the size and weight of certain of its products in response to significant changes in ingredient and other input costs.

The Company does not hold any material patents, licenses, franchises or concessions. The Company's major trademarks are registered in the United States, Canada, Mexico and in many other countries. Continued trademark protection is of material importance to the Company's business as a whole.

Although the Company does research and develops new products and product line extensions for existing brands, it also improves the quality of existing products, improves and modernizes production processes, and develops and implements new technologies to improve quality and efficiencies. The Company does not expend material amounts of money on research or development activities.

The manufacture and sale of consumer food products is highly regulated. In the United States, the Company's activities are subject to regulation by various government agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission, the Department of Commerce and the Environmental Protection Agency, as well as various state and local agencies. Similar agencies also regulate the businesses outside of the United States. The Company maintains quality assurance, food safety and other programs to help ensure that all products the Company manufactures and distributes are safe, of high quality, and comply with all applicable laws and regulations.

The Company's compliance with federal, state and local regulations which have been enacted to regulate the protection of the environment, has not had a material effect on the capital expenditures, earnings or competitive position of the Company nor does the Company anticipate any such material effects from presently enacted or adopted regulations. See also Risk Factors in Section 1-A regarding certain risks that relate to our regulatory environment.

The Company employs approximately 2,100 full-time persons at all locations. Our business has seasonality which results in bringing on some additional employees to meet seasonal production demands principally in advance of the Halloween selling season. The Company experiences a relatively consistent sales level throughout the year except for an increase in the third quarter which reflects pre-Halloween and back-to-school sales. In anticipation of this seasonal sales period, the Company generally begins building inventories, and its seasonal workforce, in the second and third quarter of each year. Although Halloween is the most significant season in sales and related production, other seasons, including Christmas, Valentines, and Easter also have some impact on workforce levels. The Company's union labor agreement at its Chicago plant was negotiated and executed in 2023 and expires in September 2027. The Company's union labor agreement at its Canadian plant was executed the first quarter of 2024 and expires in January 2029.

We believe our employees are among our most important resources and are critical to our continued success. We focus significant attention on attracting and retaining talented and experienced individuals to manage and support our operations. We pay our employees competitively and offer a broad range of company-paid benefits, which we believe are competitive with others in our industry. Our management teams and all of our employees are expected to exhibit and promote honest, ethical and respectful conduct in the workplace. All of our employees must adhere to a Code of Conduct that sets standards for appropriate behavior. A copy of our Code of Conduct can be found on our website, www.tootsie.com.

Our net product sales from Wal-Mart Stores, Inc. ("Wal-Mart") aggregated approximately 22.0%, 23.2%, and 22.2% of net product sales during the years ended December 31, 2025, 2024 and 2023, respectively. Our net sales from Dollar Tree, Inc. ("Dollar Tree", which includes net sales from Family Dollar which is owned by Dollar Tree) aggregated approximately 13.1%, 12.6%, and 14.2% of net product sales during the years ended December 31, 2025, 2024 and 2023, respectively. Some of the aforementioned sales to Wal-Mart and Dollar Tree were sold to McLane Company ("McLane"), a large national grocery wholesaler, which services and delivers certain of the Company's products to Wal-Mart, Dollar Tree and other retailers in the U.S.A. Net product sales revenues from McLane, which includes these Wal-Mart and Dollar Tree sales as well as sales and deliveries to other Company customers, were 19.7% in 2025 and 20.7% in 2024 and 20.1% in 2023. At December 31, 2025 and 2024, the Company's three largest customers discussed above accounted for approximately 37.8% and 41.9% of total accounts receivable, respectively. Although no customer, other than McLane, Wal-Mart and Dollar Tree, accounted for more than 10% of net product sales, the loss of one or more significant customers could have a material adverse effect on the Company's business.

For a summary of sales and long-lived assets of the Company by geographic area see Note 8 of the Notes to Consolidated Financial Statements which is incorporated herein by reference.

Information regarding the Company's Form 10-K, Form 10-Q, current reports on Form 8-K, and any amendments to these reports, will be made available, free of charge, upon written request to Tootsie Roll Industries, Inc., 7401 South Cicero Avenue, Chicago, Illinois 60629, Attention: Barry Bowen, Treasurer and Assistant Secretary. The Company does not make all such reports available on its website at www.tootsie.com because it believes that they are readily available from the Securities Exchange Commission at www.sec.gov, and because the Company provides them free of charge upon request. The information on our website is not incorporated into this Annual Report on Form 10-K. Interested parties, including shareholders, may communicate to the Board of Directors or any individual director in writing, by regular mail, addressed to the Board of Directors or an individual director, in care of Tootsie Roll Industries, Inc., 7401 South Cicero Avenue, Chicago, Illinois 60629, Attention: Ellen R. Gordon, Chairman and Chief Executive Officer. If an interested party wishes to communicate directly with the Company's non-employee directors, it should be noted on the cover of the communication.

ITEM 1A.   Risk Factors.

Significant factors that could impact the Company's financial condition or results of operations include, without limitation, the following:

Risk factors which we believe affect all competitors in our industry

- Risk of changes in the price and availability of ingredients and raw materials - The principal ingredients used by the Company are subject to price volatility. Although the Company engages in commodity hedging transactions and annual supply agreements as well as leveraging the high volume of its annual purchases, the Company may experience price increases in certain ingredients, packaging materials, operating supplies, services, and wages and benefits, including the effects of higher inflation, that it may not be able to offset, which could have an adverse impact on the Company's results of operations and financial condition. In addition, although the Company has historically been able to procure sufficient supplies of its ingredients, packaging materials, and other supplies, supply chain disruptions and market conditions could change such that adequate materials might not be available or only become available at substantially higher costs. Adverse weather patterns, including the effects of climate change or supply interruptions, could also significantly affect the cost and availability of ingredients and other needed materials to manufacture products for sale.

- Risk of changes in product performance and competition - The Company competes with other well-established manufacturers of confectionery products. A failure of new or existing products to be favorably received, a failure to retain preferred shelf space at retailers or a failure to sufficiently counter aggressive promotional and price competition could have an adverse impact on the Company's results of operations and financial condition. Action taken by major customers and competitors may make shelf space less available for the confectionary product category or some of the Company's products.

- Risk of pricing actions - Inherent risks in the marketplace, including uncertainties about trade and consumer acceptance of pricing actions, including related trade discounts or product weight changes (indirect price increases), could make it more difficult for the Company to maintain its sales and operating margins. Higher costs for ingredients and materials, and other input costs may be difficult to pass onto customers and consumers of Company products through price increases, and therefore may adversely affect the Company's profit margins.

- Risk related to seasonality of sales - The Company's sales are highest during the Halloween season, although Christmas, Easter and Valentine's Day are also key seasons for the Company. Circumstances surrounding Halloween could significantly affect the Company's sales, such as, widespread adverse weather or other widespread events that affect consumer behavior, related media coverage at that time of year, or general changes in consumer interest in Halloween.

- Risk of changes in consumer preferences and tastes - Failure to adequately anticipate and react to changing demographics, consumer trends, consumer health concerns and product preferences, including product ingredients and packaging materials, could have an adverse impact on the Company's results of operations and financial condition.

- Risk of economic conditions on consumer purchases - The Company's sales are impacted by consumer spending levels and impulse purchases which are affected by general macroeconomic conditions, consumer confidence, employment levels, disposable income, inflation, availability of consumer credit and interest rates on that credit, consumer debt levels, energy costs and other factors. Volatility in food and energy costs, rising unemployment and/or underemployment, declines in personal spending, recessionary economic conditions or other adverse market conditions, could adversely impact the Company's revenues, profitability and financial condition.

- Risks related to environmental matters - Increased government environmental regulation, including packaging and recycling mandates, or legislation, including at the state and local level, could adversely impact the Company's profitability.

- Risk of new governmental laws and regulations - Governmental laws and regulations, including those that affect food advertising and marketing to children, use of certain ingredients in products, new labeling requirements, income and other taxes, tariffs on U.S. imports and retaliatory tariffs in response, including the effects of changes to international trade agreements, new taxes targeted toward confectionery products and the environment, both in and outside the U.S.A., are subject to change over time, which could adversely impact the Company's results of operations and ability to compete in domestic or foreign marketplaces.

- Risk of continued developments in food industry legislation and regulatory requirements at the federal and state level - With recent leadership changes at the U.S. Department of Health and Human Services and the U.S. Food and Drug Administration ("FDA") and various state legislation, the food industry is subject to increasing laws and regulations, as well as changes in consumer expectations and behavior, which may impact the ingredients used in our products among other things. For example, in April 2025, it was announced that the FDA intends to phase out the approved use of certain synthetic dyes in food products, which the Company uses in some of its products. Many states, including West Virginia, have passed, or are in the process of passing, legislation that prohibits or restricts the sales of products with certain synthetic dyes within their respective states. In addition to legislation regarding synthetic dyes in food products, the Company anticipates continued developments in food industry legislation and regulatory requirements at the federal and state level. While the significance of the impact of these changes, including changing consumer expectations and behavior, remains uncertain at this time, the Company continues to monitor and evaluate the evolving legal and regulatory landscape and consumer trends.

- Risk of labor stoppages - To the extent the Company experiences any significant labor stoppages and disputes, labor organizing efforts, strikes or possible labor shortages, could negatively affect overall operations including production or shipments of finished product to customers.

- Risk of the cost of energy increasing and overall inflation - Higher energy costs as well as overall inflation would likely result in higher plant overhead, distribution, freight and delivery, and other operating costs. The Company may not be able to offset these cost increases or pass such cost increases onto customers in the form of price increases, which could have an adverse impact on the Company's results of operations and financial condition. In addition, higher energy costs also adversely affect the cost of many resins which are used as a foundation material for many of our packaging materials.

- Risk of a product recall - Issues related to the quality and safety of the Company's products could result in a voluntary or involuntary large-scale product recall. Costs associated with a product recall and related litigation or fines, and marketing costs relating to the re-launch of such products or brands, could negatively affect operating results. In addition, negative publicity associated with this type of event, including a product recall relating to product contamination or product tampering, whether valid or not, could negatively impact future demand for the specific products subject to the recall as well as present reputational risk that could negatively impact the Company and demand more broadly for its brands.

- Risk of operational interruptions relating to computer software or hardware failures, including periodic ERP software upgrades and patches on business software that is important to our business operations and cyber-attacks - The Company is reliant on computer systems and certain business software to operate its business and supply chain. We have been subject to cyber-attacks, although these incidents historically have not had a material impact on our business operations. Any software failure or corruption in the future, including cyber-based attacks or network security breaches, or catastrophic hardware or software failures or other disasters could disrupt communications, supply chain planning and activities relating to sales demand forecasts, materials procurement, production and inventory planning, customer orders, shipments, and collections, and financial and accounting, all of which could negatively impact sales and profits.

- Risk of releasing sensitive information – We have been subject to security breaches in the past, although these incidents historically have not had a material impact on our business operations. A system breach in the future, whether inadvertent or perpetrated by hackers, could result in identity theft, ransomware and/or a disruption in operations which could expose the Company to financial costs and adversely affect profitability.

- Disruptions to the Company's supply chain could impair the Company's ability to produce or deliver its finished products, resulting in a negative impact on operating results - Disruptions to the manufacturing operations or supply chain, some of which are discussed above, could result from, but are not limited to, unpredictable events such as natural disasters, pandemics, weather, fire or explosion, earthquakes, terrorism or other acts of violence. Adverse tariffs could effectively limit the quantities we may want to acquire or affect the cost of our supplies. Ingredients or packaging materials may not be available if circumstances occur under which our suppliers are unable to obtain certain raw materials or make timely deliveries. Our suppliers may experience logistical delays involving materials sourced from foreign locations, operational and/or financial instabilities may impact availability, or availability may be indirectly impacted as a result of availability of certain ingredients or packaging materials to our suppliers. Labor strikes or other labor activities, labor shortages to meet demand for Company products, including the staffing of seasonal labor needs might also disrupt our supply chain. Although precautions are taken to mitigate the impact of possible disruptions, if the Company is unable to effectively mitigate the likelihood or potential impact of such disruptive events, the Company's results of operations and financial condition could be negatively impacted.

- Risks associated with climate change and other environmental impacts and regulations, and increased focus and evolving views of our customers and consumers of our products could negatively affect our business and operations - Climate-related changes such as natural disasters, including weather patterns, with the potential for increased frequency and severity of significant weather events, natural hazards, rising mean temperature and sea levels, and long-term changes in precipitation patterns could increase variability in, or otherwise impact costs. Climate change or weather-related disruptions to agricultural crop yields and our supply chain can impact the availability and cost of materials needed for manufacturing and could increase commodity prices and our operating costs. Increased focus on climate change has led to legislative and regulatory efforts to combat both potential causes and adverse impacts of climate change, including regulation of greenhouse gas (GHG) emissions. New or increasing laws and regulations related to GHG emissions and other climate change related concerns may adversely affect us, our suppliers and our customers, and may require additional capital investments. Our global supply chain faces similar challenges as our products rely on agricultural ingredients some of which are sourced from a global supply chain. Climate change poses a significant and increasing risk to global food production systems and to the safety and resilience of the communities where we source certain of our ingredients. Additionally, any non-compliance with legislative and regulatory requirements could negatively impact our reputation and ability to do business. Customers, consumers, and government regulators have increasingly focused on the environmental or sustainability practices of companies. New legislation or an enforcement action in this area could harm our reputation and financial results.

- Risk of the imposition of tariffs and other surcharges on our products and the ingredients, packaging and operating equipment and supplies used in our products - Our products are principally produced and sold in North America. Product shipped and transferred between the United States and our Canada and Mexico manufacturing operations qualify under the U.S.-Mexico-Canada Agreement ("USMCA") and under the current regulation, continue to be tariff-free. If regulators decide to impose tariffs, if the outcome of negotiations of the USMCA (which expires at June 30, 2026) is adverse to our cross-border shipments, or other surcharges are levied by Canada and Mexico, on products that previously qualified under USMCA, the impact of tariffs on our cross-border shipments could be significant. Notwithstanding, we procure certain ingredients, including edible oils, as well as some packaging and other operating equipment and supplies, from sources outside of the United States which are currently subject to tariffs. Imposing tariffs on goods we either import directly or purchase from suppliers who import certain materials would have a negative impact on our business as many of the inputs we need are only available from certain areas of the world outside of the United States.

Risk factors which we believe are principally specific to our Company (although some may apply to varying degrees to competitors in our industry)

- Risks relating to participation in the multi-employer pension plan for certain Company union employees - As outlined in the Note 7 of the Company's Notes to Consolidated Financial Statements and discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations, the Company participates in a multi-employer union pension plan (Plan) which is currently in "critical and declining status", as defined by applicable law. A designation of "critical and declining status" implies that the Plan is expected to become insolvent within the next 20 years. Should the Company withdraw from the Plan, it would be subject to a significant withdrawal liability which is discussed in Note 7 of the Company's Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations. The Company is currently unable to determine the ultimate outcome of this matter and therefore, is unable to determine the effects on its consolidated financial statements, but the ultimate outcome could be material to its consolidated results of operations in one or more future periods.

- Risk of impairment of goodwill or indefinite-lived intangible assets, including trademarks - In accordance with authoritative guidance, goodwill and indefinite-lived intangible assets are not amortized but are subject to an impairment evaluation annually or more frequently upon the occurrence of a triggering event. Other long-lived assets are likewise tested for impairment upon the occurrence of a triggering event. Such evaluations are based on assumptions and variables including sales demands and growth, profit margins and discount rates. Adverse changes in any of these variables could affect the carrying value of these intangible assets and the Company's reported profitability.

- Risk of production interruptions - The majority of the Company's products are manufactured in a single production facility on specialized equipment. In the event of a disaster, such as a fire or earthquake, at a specific plant location, or other disruption, including labor stoppages or shortages, it would be difficult to transfer production to other facilities or a new location in a timely manner, which could result in loss of market share for the affected products. In addition, from time to time, the Company upgrades or replaces this specialized equipment. In many cases these are integrated and complex installations. A failure or delay in implementing such an installation could impact the availability of one or more of the Company's products which would have an adverse impact on sales and profits.

- Risk related to investments in marketable securities - The Company invests its surplus cash in a diversified portfolio of highly rated marketable securities, principally corporate bonds, with maturities generally of three to five years. Such investments could become impaired in the event of certain adverse economic and/or geopolitical events which, if severe, would adversely affect the Company's financial condition.

- Risk of further losses in Spain - The Company is exploring a variety of programs to increase sales and profitability of its Spanish subsidiary, which is experiencing losses. Nonetheless, if the Company's efforts are not successful, additional losses and impairments may be reported in the future. See also Management's Discussion and Analysis of Financial Condition and Results of Operations.

- Risk of dependence on large customers - The Company's largest customers, McLane, Wal-Mart and Dollar Tree, accounted for approximately 36% of net product sales in 2025, and other large national chains are also material to the Company's sales. The loss of any of these customers, or one or more other large customers, or a material decrease in purchases by one or more large customers, could result in decreased sales and adversely impact the Company's results of operations and financial condition.

- Risk related to acquisitions - From time to time, the Company has purchased other confectionery companies or brands. These acquisitions generally come at a high multiple of earnings and are justified based on various assumptions related to sales growth, cost and expense synergies, and resulting operating margins. Were the Company to make another acquisition and be unable to achieve the assumed sales, synergies and operating margins, it could have an adverse impact on future sales and profits. In addition, it could become necessary to record an impairment of related long-lived assets, which would have a further adverse impact on reported profits.

- Risk of "slack fill" or other product labeling litigation - The Company, as well as other confectionery and food companies, have experienced a number of plaintiff claims that certain products are sold in boxes that are not completely full, and therefore such "slack filled" products are misleading, and even deceptive, to the consumer. The Company has also experienced some litigation claims regarding product and ingredients labeling, and specific state laws that have effectively banned certain ingredients which have not been prohibited by the U.S. Food and Drug Administration. Although the Company believes that these claims and other product labeling claims are without merit and has generally been successful in litigation settlement and court decrees, the Company could be exposed to significant legal fees to defend its position, and in the event that it is not successful, could be subject to fines and costs of settlement, including class action settlements.

- Risk related to international operations - To the extent there are political leadership or legislative changes, social and/or political unrest, civil war, pandemics such as the Covid-19, terrorism, significant economic or social instability, or the imposition of retaliatory tariffs in the countries in which the Company operates, the results of the Company's business in such countries could be adversely impacted. Currency exchange rate fluctuations between the U.S. dollar and foreign currencies could also have an adverse impact on the Company's results of operations and financial condition. The Company's principal markets are the U.S.A., Canada, and Mexico.

- Risk of tariffs – The Company has manufacturing operations outside the USA, principally Mexico and Canada, and imports a significant amount of product into the USA from Canada. Although the Company's North American operations fall under the USMCA trade agreement, the imposition of tariffs or other surcharges on goods and services imported from Canada to the US may have a material impact on our input costs. Moreover, in combination with adverse consumer sentiment regarding price increases, the Company may not be able to pass these tariff cost increases to customers in the form of higher price; as a result, the imposition of tariffs may have an adverse impact on our profitability.

- Risk of union labor stoppages, slowdowns or strikes – Significant labor stoppages, strikes or possible labor shortages could negatively affect overall operations including production or shipments of finished product to customers which could have material effects on the Company's sales and profits.

- The Company is a controlled company due to the common stock holdings of the Gordon family - The Gordon family's (including family members) share ownership represents a majority of the combined voting power of all classes of the Company's common stock as of December 31, 2025. As a result, the Gordon family has the power to elect the Company's directors and approve actions requiring the approval of the shareholders of the Company.

The factors identified above are believed to be significant factors, but not necessarily all of the significant factors, that could impact the Company's business. Unpredictable or unknown factors could also have material effects on the Company.

Additional significant factors that may affect the Company's operations, performance and business results include the risks and uncertainties listed from time to time in filings with the Securities and Exchange Commission and the risk factors or uncertainties listed herein or listed in any document incorporated by reference herein.

ITEM 1B.   Unresolved Staff Comments.

None.

ITEM 1C.   Cybersecurity.

Information technology is important to our business operations, and we are committed to protecting the privacy, security and integrity of our data, as well as our employee and customer data. The Company has a cybersecurity program in place for assessing, identifying and managing cybersecurity risks that is designed to protect its systems and data from unauthorized access, use or other security impact. Our cybersecurity risk program is designed to identify, assess, prioritize and mitigate risks across the organization; and to ensure that cyber risks are not viewed in isolation, but are assessed, prioritized and managed in alignment with the Company's other operational, financial and strategic risk mitigation strategies.

We continuously monitor and update our information technology networks and infrastructure in an effort to prevent, detect, address and mitigate risks associated with unauthorized access, misuse, computer viruses and other events that could have a security impact. We invest in industry standard security technology to protect the Company's data and business processes against risk of cybersecurity incidents. Our data security program includes identity, trust, vulnerability and threat management business processes, as well as adoption of standard data protection policies. We maintain and periodically test backup systems and disaster recovery. We also have processes in place that are designed to prevent disruptions resulting from our implementation of new software, including software updates, and new systems.

The Company has a comprehensive incident response plan to address cybersecurity incidents. The Company's incident response plan includes procedures for identifying, containing and responding to cybersecurity incidents and is subject to periodic review and assessment. The Company also engages external parties, including consultants and a computer security firm to facilitate its cybersecurity oversight and assist in our response in the event of a cyber-attack or breach. Further, the Company has procured cyber-insurance that would provide coverage and consulting services in the event of a significant security breach. To date, the Company believes that its cybersecurity program has been effective in protecting the confidentiality and integrity of its information and systems; however, the Company cannot guarantee that its cybersecurity program will be successful in preventing all cybersecurity incidents. In addition, the Company's cyber insurance may not be sufficient in type or amount to cover claims related to security breaches and cyber-attacks.

While we are regularly subject to cybersecurity incidents, the Company has not experienced any material cybersecurity incidents or a series of related unauthorized occurrences for the year ended December 31, 2025, and the Company is not currently aware of any cyber security attacks or breaches that are reasonably likely to materially affect the

Company's business, business strategy, operating results or financial condition. However, as discussed under Item 1A "Risk Factors," specifically the risks titled "Risk of operational interruptions relating to computer software or hardware failures, including cyber-attacks," a cybersecurity incident could negatively impact sales and profits. The sophistication of cyber, ransomware and other security threats continues to increase, and the preventative actions we take to reduce the risk of these incidents and protect our systems and information may be insufficient. Accordingly, no matter how well controls are designed and implemented, we will not be able to anticipate all cybersecurity attacks, ransomware and other security breaches and we may not be able to implement effective preventive measures against such security breaches in a timely manner.

The Company's cybersecurity risk program is supervised by members of our executive team. The program is led and managed by the Director of Information Technology, whose experience includes over ten years in information security leadership roles, with the assistance of third-party experts, including consultants and a computer security firm. The Audit Committee and the Board of Directors receive periodic reports on the Company's actions to respond to the cyber security incidents and the overall cyber risk environment. In accordance with our Security Incident Response Plan ("SIRP"), the Audit Committee is to be promptly informed by management of cybersecurity incidents with the potential to have a material impact on the Company, its financial results, or its information systems.

To ensure our employees are educated on potential cybersecurity threats or actions, we train our executive officers and management in the event of a potential cyber threat or cybersecurity incident. Our Company-wide information security training program includes security awareness training, including regular phishing simulations, cyber wellness training and other targeted training and simulations. These programs provide employees the opportunity to gain an understanding and awareness of the various forms of cybersecurity incidents, including how to identify and report any suspicious activity or threat.

ITEM 2.   Properties.

The Company owns its principal manufacturing, warehousing and distribution, and office facilities. The Company's largest operating facility in Chicago, Illinois also serves as the Corporate headquarters. The Company also owns domestic manufacturing, warehousing and distribution facilities in Tennessee (Covington), Massachusetts (Cambridge), and Wisconsin (Delavan) and international manufacturing facilities in Mexico (Mexico City), Spain (Barcelona) and two in Canada (Concord, Ontario). In addition, the Company leases warehouse facilities near its Chicago, Covington, and Mexico City facilities as well as a smaller manufacturing facility at a second location in Chicago. The lease for this smaller manufacturing facility is renewable by the Company every five years through June 2041.

The Company owns substantially all of the production machinery and equipment located in its plants, warehouses and distribution centers. The Company also holds four commercial real estate properties for investment which were acquired with the proceeds from a sale of surplus real estate in 2005 as well as two warehouse facilities (in Concord, Ontario, Canada, and Hazelton, Pennsylvania) that are currently leased to third parties.

ITEM 3.   Legal Proceedings.

In the ordinary course of business, the Company is, from time to time, subject to a variety of active or threatened legal proceedings and claims. While it is not possible to predict the outcome of such matters with certainty, in the Company's opinion, both individually and in the aggregate, they are not expected to have a material effect on the Company's financial condition, results of operations or cash flows.

ITEM 4.   Mine Safety Disclosures.

None.

PART II

ITEM 5.   <u>Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities</u>.

        The Company's common stock is traded on the New York Stock Exchange under the trading symbol, "TR". The Company's Class B common stock is subject to restrictions on transferability. The Class B common stock is convertible at the option of the holder into shares of Class A common stock on a share-for-share basis. As of February 11, 2026 there were approximately 2,100 and 730 registered holders of record of common and Class B common stock, respectively. In addition, the Company estimates that as of February 11, 2026 there were 85,000 and 130 beneficial holders of common and Class B common stock, respectively.

        The following table sets forth information about the shares of its common stock the Company purchased on the open market during the fiscal quarter ended December 31, 2025:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet be Purchased Under the Plans or Programs
Oct 1 to Oct 31	—	$ —	Not Applicable	Not Applicable
Nov 1 to Nov 30	—	—	Not Applicable	Not Applicable
Dec 1 to Dec 31	—	—	Not Applicable	Not Applicable
Total	—	$ —		

        The Company did not make any share purchases in the fourth quarter of 2025. The Company does not have a formal dividend policy, but has historically issued quarterly dividends and in 2025 issued quarterly dividends of $0.09 per share. The Company has also historically distributed an annual 3% stock dividend. While the Company plans to continue to issue quarterly cash dividends and the annual stock dividend there can be no assurance that it will continue to do so in the future.

Performance Graph

The following performance graph compares the cumulative total shareholder return on the Company's common stock for a five-year period (December 31, 2020 to December 31, 2025) with the cumulative total return of Standard & Poor's 500 Stock Index ("S&P 500") and the Dow Jones Industry Food Index ("Peer Group," which includes the Company), assuming (i) $100 invested on December 31 of the first year of the chart in each of the Company's common stock, S&P 500 and the Dow Jones Industry Food Index and (ii) the reinvestment of cash and stock dividends.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Tootsie Roll Industries, the S&P 500 Index
and the Dow Jones US Food Producers Index

—□— Tootsie Roll Industries ···△··· S&P 500 —○-· Dow Jones US Food Producers

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2026 Standard & Poor's, a division of S&P Global. All rights reserved.
Copyright© 2026 S&P Dow Jones Indices LLC, a division of S&P Global. All rights reserved.

ITEM 6.   [RESERVED]

ITEM 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

                (Thousands of dollars except per share, percentage and ratio figures)

The following discussion should be read in conjunction with the other sections of this report, including the consolidated financial statements and related notes contained in Item 8 of this Form 10-K. This section of this Form 10-K generally discusses the twelve months ended December 31, 2025 as compared to the same period of 2024. Discussions comparing the results of the twelve months ended December 31, 2024 as compared to same period of 2023 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Form 10-K for the year ended December 31, 2024.

FINANCIAL REVIEW

This financial review discusses the Company's financial condition, results of operations, liquidity and capital resources, significant accounting policies and estimates, new accounting pronouncements, market risks and other matters. It should be read in conjunction with the Consolidated Financial Statements and related Notes that follow this discussion.

FINANCIAL CONDITION

The Company's overall financial position remains strong given that aggregate cash, cash equivalents and investments is $613,747 at December 31, 2025, including $121,541 in trading securities discussed below. Cash flows from 2025 operating activities totaled $130,614 compared to $138,889 in 2024, and are discussed in the section entitled Liquidity and Capital Resources. During 2025, the Company paid cash dividends of $26,066, purchased and retired $6,482 of its outstanding shares, and made capital expenditures of $34,263, all of which was financed from internal sources.

The Company's net working capital was $223,016 at December 31, 2025 compared to $246,319 at December 31, 2024. As of December 31, 2025, the Company's total cash, cash equivalents and investments, including all long-term investments, was $613,747 compared to $526,968 at December 31, 2024, an increase of $86,779. See Liquidity And Capital Resources section below for discussion. The aforementioned includes $121,541 and $105,067 of investments in trading securities as of December 31, 2025 and 2024, respectively. The Company invests in trading securities to provide an economic hedge for its deferred compensation liabilities, as further discussed herein and in Note 7 of the Company's Notes to Consolidated Financial Statements.

Shareholders' equity increased from $870,743 at December 31, 2024 to $940,972 as of December 31, 2025, which principally reflects 2025 net earnings of $100,052, less cash dividends of $26,066 and share repurchases of $6,482.

The Company has a relatively straight-forward financial structure and has historically maintained a conservative financial position. The Company has no special financing arrangements or "off-balance sheet" special purpose entities. Cash flows from operations plus maturities of investments are expected to be adequate to meet the Company's overall financing needs, including capital expenditures, in 2026. The Company is continuously alert to possible acquisitions, and if the Company were to pursue and complete such an acquisition, that could result in the sale of marketable securities held for investment, bank borrowings or other financing.

RESULTS OF OPERATIONS

2025 vs. 2024

The consolidated net product sales for the twelve months of 2025 were $724,675 compared to the twelve months 2024 of $715,530, an increase of $9,145 or 1.3%. Fourth quarter 2025 net product sales were $194,350 compared to $191,356 in fourth quarter 2024, an increase of $2,994, or 1.6%. The sales increase in fourth quarter and twelve months 2025 was driven primarily by price increases taken during the year, as well as successful marketing and sales programs. The Company continued to face some challenges in 2025 as customers and consumers became more resistant to higher prices, and these headwinds had some adverse effects on sales throughout 2025.

Product cost of goods sold were $472,127 in 2025 compared to $468,056 in 2024, an increase of $4,071 or 0.9%. Product cost of goods sold includes $698 and $803 in certain deferred compensation expenses in 2025 and 2024, respectively. These deferred compensation expenses principally result from changes in the market value of investments and investment income from trading securities relating to compensation deferred in previous years and are not reflective of current operating results. Adjusting for the aforementioned, product cost of goods sold increased from $467,253 in 2024 to $471,429 in 2025, an increase of $4,176 or 0.9%. As a percent of net product sales, these adjusted costs decreased from 65.3% in 2024 to 65.1% in 2025, a 0.2 favorable percentage point change. Higher price realizations, as well as certain cost and expense reductions, benefited cost of goods sold and gross profit margins in both 2025 and 2024.

Many companies in the consumer products industry have increased selling prices in order to improve price realization in response to increasing input costs in recent years. We have implemented price increases as well during this period in order to mitigate certain input cost increases and recover our margin declines. Although we made progress in restoring our margins in 2025, certain ingredients and packaging materials unit costs, particularly cocoa and chocolate, continued to increase in 2025. Cocoa commodities markets have now retreated from their recent high price levels, but still remain above historical levels. As these lower costs begin to be reflected in our supply chain costs, we expect to realize lower cocoa and chocolate costs in late 2026 and into 2027. Although the Company continues to monitor its input costs, we are mindful of the effects and limits when passing on the above-discussed higher input costs to our customers as well as the final consumers of our products.

The Company uses the Last-In-First-Out (LIFO) method of accounting for inventory and costs of goods sold which generally results in lower current net earnings and income taxes during such periods of increasing costs and higher inflation. As a result, the above discussed higher input costs have had some adverse effects on our gross profit margins in 2025 and 2024. During the prior year fourth quarter 2024, the Company reduced inventories which resulted in a LIFO liquidation. The liquidated inventory was carried at lower costs prevailing in prior years as compared with current costs in 2024, and therefore provided a benefit to the prior year fourth quarter and twelve months 2024 results.

Selling, marketing and administrative expenses were $157,503 in 2025 compared to $152,675 in 2024, an increase of $4,828 or 3.2%. Selling, marketing and administrative expenses include $15,653 and $15,521 in certain deferred compensation expenses in 2025 and 2024, respectively. These deferred compensation expenses principally result from changes in the market value of investments and investment income from trading securities relating to compensation deferred in previous years and are not reflective of current operating results. Adjusting for the aforementioned, selling, marketing and administrative expenses increased from $137,154 in 2024 to $141,850 in 2025, an increase of $4,696 or 3.4%. As a percent of net product sales, these adjusted expenses increased from 19.2% of net product sales in 2024 to 19.6% of net product sales in 2025, a 0.4 unfavorable percentage point change. The increase in these expenses in 2025, as a percentage of net product sales, was principally driven by increases in advertising and marketing expenses, and higher expenses relating to international operations.

As outlined in Note 1 to the consolidated financial statements, the Company records revenue from net product sales based on accounting guidance. Adjustments for estimated customer cash discounts upon payment, discounts for price adjustments, product returns, allowances, and certain advertising and promotional costs, including consumer coupons, are variable considerations and are recorded as a reduction of net product sales revenue in the same period the related net product sales are recorded. These estimates are calculated using historical averages adjusted for any expected changes due to current business conditions and experience. The Company identified changes in business conditions in each of the periods presented that changed Management's estimated current and future liabilities for prior period obligations resulting in a reduction in accrued liabilities and an increase in net product sales of $2,700 and $5,665 in 2025 and 2024, respectively.

Selling, marketing and administrative expenses include freight, delivery and warehousing expenses. These expenses decreased from $57,581 in 2024 to $56,780 in 2025, a decrease of $801 or 1.4%. As a percent of net product sales, these adjusted expenses decreased from 8.0% in 2024 to 7.8% in 2025, a 0.2 favorable percentage point change, which generally reflects the benefits of sales price increases.

The Company has foreign operating businesses in Mexico, Canada and Spain, and exports products to many foreign markets. The Company's Spanish subsidiary (97% owned by the Company) incurred an operating loss of $2,244 in 2025 compared to its $611 loss in 2024. Company management expects the competitive and business challenges in Spain to continue, but is undertaking an in-depth evaluation of the business to ascertain the best course of action for this business. Nonetheless, Management believes that operating losses at its Spanish subsidiary will continue in 2026 and that these future losses, as well as some capital expenditures, will likely require additional cash financing.

The Company believes that the carrying values of its goodwill and trademarks have indefinite lives as they are expected to generate cash flows indefinitely. In accordance with current accounting guidance, these indefinite-lived intangible assets are assessed at least annually for impairment as of December 31 or whenever events or circumstances indicate that the carrying values may not be recoverable from future cash flows. No impairments were recorded in 2025, 2024 or 2023. Current accounting guidance provides entities an option of performing a qualitative assessment (a "step-zero" test) before performing a quantitative analysis. If the entity determines, on the basis of certain qualitative factors, that it is more-likely-than-not that the intangibles (goodwill and certain trademarks) are not impaired, the entity would not need to proceed to the two step impairment testing process (quantitative analysis) as prescribed in the guidance. During fourth quarter 2025 (and fourth quarters 2024 and 2023), the Company performed a "step zero" test of its goodwill and certain trademarks, and concluded that there was no impairment based on this guidance. Although the "step-zero" analysis performed for the fair value assessment of certain trademarks concluded that there was no impairment, the Company proceeded to "step-one" and performed additional analysis in fourth quarter 2025 and 2024 for significant indefinite-lived intangible assets that have been impaired in the past. Using discounted cash flows and estimated royalty rates, the Company concluded that the trademarks were not impaired. For these trademarks, holding all other assumptions constant, as of December 31, 2025, a 100 basis point increase in the discount rate would reduce the fair value of these trademarks by approximately 11% and a 100 basis point decrease in the royalty rate would reduce the fair value of these trademarks by approximately 9%. Individually, a 100 basis point increase in the discount rate or a 100 basis point decrease in the royalty rate would not result in a potential impairment as of December 31, 2025.

Earnings from operations were $100,939 in 2025 compared to $100,505 in 2024, an increase of $434. Earnings from operations include $16,351 and $16,324 in certain deferred compensation expense in 2025 and 2024, respectively, which are discussed above. Adjusting for these deferred compensation expenses, adjusted earnings from operations increased from $116,829 in 2024 to $117,290 in 2025, an increase of $461 or 0.4%. The above discussed increase in net product sales, as well as cost and expense reduction programs and actions, were the principal drivers of higher adjusted operating earnings in 2025 compared to 2024.

Management believes the comparisons presented in the preceding paragraphs, after adjusting for changes in deferred compensation, are more reflective of the underlying operations of the Company.

Other income, net was $36,297 in 2025 compared to $26,366 in 2024, an increase of $9,931. Other income, net principally reflects $16,351 and $16,324 of aggregate net gains and investment income on trading securities in 2025 and 2024, respectively. These trading securities provide an economic hedge of the Company's deferred compensation liabilities; and the related net gains and investment income were offset by a like amount of expense in aggregate product cost of goods sold and selling, marketing, and administrative expenses in the respective years as discussed above. Other income, net includes investment income from available for sale securities of $20,186 and $9,598 in 2025 and 2024, respectively, which reflects both higher interest rates and related investment returns on the Company's available for sale investments in marketable securities, as well as an increase in the average balances in 2025 compared to 2024 on such securities. As discussed in Note 1 to the Consolidated Financial Statements, we determined that we were not accreting bond discounts to income as part of our investment portfolio and under-recognized income relating to available for sale investments. We evaluated the error, both qualitatively and quantitatively, and determined that no prior interim or annual periods were materially misstated. Therefore, to correct the cumulative error, Other Income, net includes pre-tax out-of-period adjustments of $3,231 for 2025 which resulted from reclassifying unrealized gains from Accumulated Other Comprehensive Income/Loss. Other income, net also includes foreign exchange gains (losses) of ($1,711) and $511 in 2025 and 2024, respectively.

In December 2024, the Board of Directors (the "Board") of the Company revoked its prior action in December 2018 that permitted management to take appropriate action to preserve the full income tax deductibility of certain amounts under its nonqualified deferred compensation plans in light of changes to Section 162(m) of Internal Revenue Code made by the Tax Cuts and Jobs Act of 2017 ("TCJA"). The Board revoked its authorization after determining that it was no longer feasible, after considering the purpose of these plans, to secure tax deductions on all accrued deferred compensation by further deferring payment amounts, in large part, due to interpretations of TCJA later adopted by the IRS and the subsequent growth of plan account balances due to sustained equity market appreciation. Given this Board action and the resulting expectation that certain additional amounts of deferred compensation will not be tax deductible in future years, the Company concluded that it should write off the related deferred tax assets based on accounting guidance. The adjustment to the deferred tax assets resulted in a non-cash tax charge of $11,010 in fourth quarter 2024.

The Company's effective income tax rates were 27.1% and 48.8% in fourth quarter 2025 and 2024, respectively, and 27.1% and 31.6% in twelve months 2025 and 2024, respectively. These effective tax rates reflect the adverse effect of the above discussed deferred compensation that will not be deductible for income taxes when paid in future periods. The higher effective tax rates in fourth quarter and twelve months 2024 also reflect the write off of deferred tax assets relating to prior years' deferred compensation which was no longer determined as tax deductible in fourth quarter 2024 as discussed above. A reconciliation of the differences between the U.S. statutory rate and these effective tax rates is provided in Note 4 of the

Company's Notes to Consolidated Financial Statements. Excluding the effects of the write-off of deferred tax assets as discussed above, the Company's effective income tax rates were 26.2% and 23.8% in fourth quarter 2025 and 2024, respectively, and 24.9% and 22.9% in twelve months 2025 and 2024, respectively.

U.S. tax reform (the TCJA) changed the United States approach to the taxation of foreign earnings to a territorial system by providing a one hundred percent dividends received deduction for certain qualified dividends received from foreign subsidiaries. These provisions of U.S. tax reform significantly impact the accounting for the undistributed earnings of foreign subsidiaries. After carefully considering these facts, the Company determined that it asserts the permanent reinvestment of all of its foreign subsidiaries' earnings as of December 31, 2025.

Net earnings attributable to Tootsie Roll Industries, Inc. were $100,052 in twelve months 2025 compared to $86,827 in 2024, and net earnings per share were $1.37 and $1.18 in 2025 and 2024, respectively, an increase of $0.19 per share or 16.1%. Fourth quarter 2025 and 2024 net earnings attributable to Tootsie Roll Industries, Inc. were $28,791 and $22,509, respectively, and net earnings per share were $0.40 and $0.31, respectively, an increase of $0.09 per share or 29.0%. Adjusting for the above-discussed write-off of deferred tax assets relating to deferred compensation, net earnings in fourth quarter 2025 would have been $29,116 compared to $33,519 in fourth quarter 2024, a decrease of $4,403 or 13%, and net earnings in twelve months 2025 would have been $103,148 compared to $97,837 in 2024, an increase of $5,311 or 5%. The decline in the aforementioned adjusted net earnings in fourth quarter 2025 reflects the favorable effects of the prior year's LIFO liquidation as discussed above, higher ingredient costs, primarily cocoa and chocolate, unfavorable sales mix, higher advertising expense, and adverse results of foreign operations in fourth quarter 2025. Earnings per share in both fourth quarter and twelve months 2025 benefited by the reduction in average shares outstanding resulting from purchases of the Company's common stock in the open market by the Company. Average shares outstanding decreased from 73,438 in 2024 to 72,905 in 2025 which reflects share repurchases of $6,482 during 2025.

Our operations and sales are principally in North America, and our cross-border transactions with Canada and Mexico qualify under the USMCA free-trade agreement. Certain ingredients, including cocoa, chocolate and edible oils, as well as some packaging and other purchases, do have foreign origins outside of USMCA and the related higher tariffs on these purchases added to our costs in 2025. During fourth quarter 2025, tariffs on cocoa were rescinded and therefore we should realize some additional cost reductions on these purchases in 2026. However, due to the recent Supreme Court rulings and subsequent actions taken by the Executive Branch regarding new tariffs, management is not able to determine the effect of tariffs on its business in 2026. We have estimated that our 2025 incremental cost of tariffs was approximately $3.7 million, which includes estimates of tariffs that were paid directly by our suppliers and passed on to us.

We are focused on the longer term and therefore are continuing to make investments in plant manufacturing operations to meet new customer and consumer product demands, achieve product quality improvements, expand capacity in certain product lines, and increase operational efficiencies in order to provide genuine value to consumers.

Beginning in 2012, the Company received periodic notices from the Bakery and Confectionery Union and Industry International Pension Fund (Plan), a multi-employer defined benefit pension plan for certain Company union employees, that the Plan's actuary certified the Plan to be in "critical status", as defined by the Pension Protection Act (PPA) and the Pension Benefit Guaranty Corporation (PBGC); and that a plan of rehabilitation was adopted by the trustees of the Plan in 2012. Beginning in 2015, the Plan was reclassified to "critical and declining status", as defined by the PPA and PBGC, for the plan year beginning January 1, 2015. A designation of "critical and declining status" implies that the Plan is expected to become insolvent in the next 20 years. In 2016, the Company received new notices that the Plan's trustees adopted an updated Rehabilitation Plan effective January 1, 2016, and all annual notices through 2024, prior to receipt of Special Financial Assistance, have continued to classify the Plan in the "critical and declining status" category. As discussed below, in July 2024 the Plan received Special Financial Assistance of $3.4 billion. As required by federal law, the Plan is certified to be in critical status for plan year 2025 and will be until the plan year ending in 2051 as a result of the Special Financial Assistance received.

Based on these updated notices, the Plan's funded percentage (plan investment assets as a percentage of plan liabilities), as defined, were 45.2%, 47.0%, and 49.3% as of January 1, 2024, 2023, and 2022, respectively (these valuation dates are as of the beginning of each Plan year). These funded percentages are based on actuarial values, as defined, and do not reflect the actual market value of Plan investments as of these dates. If the market value of investments had been used as of January 1, 2024, the funded percentage would be 41.7% (not 45.2%). Note that these funded percentages do not include the Special Financial Assistance. As of the most recent measurement provided in the Annual Funding Notice, only 14.9% of Plan participants were current active employees, 54.8% were retired or separated from service and receiving benefits, and 30.3% were retired or separated from service and entitled to future benefits. The number of current active employee Plan participants as of the most recent measurement increased 2% from the previous year and remained consistent over the past two years. When compared to the Plan valuation date of January 1, 2011 (just prior to the Plan being certified to be in "critical status"), current active employee participants have declined 54%, whereas participants who were retired or separated from service and receiving benefits increased 1% and participants who were retired or separated from service and entitled to future benefits increased 2%.

The Company has been advised that its withdrawal liability would have been $102,800, $97,500 and $102,200 if it had withdrawn from the Plan during 2025, 2024 and 2023 respectively (most recent information provided by the Plan). The most recent increase in the withdrawal liability as advised by the Plan was primarily due to the full present value of vested benefits being valued at the PBGC interest rates, as required for plans that receive Special Financial Assistance, rather than a blended interest rate assumption used in previous years. As discussed below, the Plan was granted $3.4 billion in Special Financial Assistance in July 2024. After receiving the Special Financial Assistance, the Plan was required to use PBGC interest rates to value all, instead of a portion, of the present value of vested benefits to provide an estimate of the Company's withdrawal liability. The net impact of the interest rate assumption change was a decrease in the effective interest rate, which resulted in a higher vested Plan benefit liability. In addition, for withdrawal liability purposes, PBGC regulations require the Special Financial Assistance to be phased-in over a period of time instead of fully recognized immediately.

Based on the Company's most recent actuarial estimates using the information provided by the Plan with respect to its 2025 withdrawal liability (based on most recent information provided to the Company) and certain provisions in ERISA and laws relating to withdrawal liability payments, management believes that the Company's liability had the Company withdrawn in 2025 would likely be limited to twenty annual payments of $2,706 which have a present value in the range of $32,904 to $35,413 depending on the interest rate used to discount these payments. While the Company's actuarial consultant does not anticipate that the Plan will incur a future mass withdrawal (as defined) of participating employers, in the event of a mass withdrawal, the Company's annual withdrawal payments would theoretically be payable in perpetuity. Based on the same actuarial estimates, had a mass withdrawal occurred in 2025, the present value of such perpetuities is in the range of $47,812 to $56,833 and would apply in the unlikely event that substantially all employers withdraw from the Plan. The aforementioned is based on a range of interest rates which the Company's actuary has advised is provided under the statute. Should the Company actually withdraw from the Plan at a future date, a withdrawal liability, which could be higher than the above discussed amounts, could be payable to the Plan.

In fourth quarter 2020, the Plan Trustees advised the Company that the surcharges would no longer increase annually and therefore be "frozen" at the rates and amounts in effect as of December 31, 2020 provided that the local bargaining union and the Company executed a formal consent agreement by March 31, 2021. The Trustees advised that they have concluded that continuing increases in surcharges would likely have a long-term adverse effect on the solvency of the Plan. The Trustees also concluded that further increases would result in increasing financial hardships and withdrawals of participating employers, and that this change will not have a material effect on the Plan's insolvency date. In first quarter 2021, the local bargaining union and the Company executed this agreement which resulted in the "freezing" of such surcharges as of December 31, 2020.

The Company's pension expense for this Plan for twelve months 2025 and 2024 was $3,290 and $3,332, respectively. The aforementioned expense includes surcharges of $1,160 and $1,174 for twelve months 2025 and 2024, respectively, as required under the amended plan of rehabilitation.

In June 2024, the PBGC announced that it had approved the Plan's application for Special Financial Assistance under the American Rescue Plan Act of 2021. Company management understands and believes that this legislation would provide financial assistance from the PBGC to shore up financially distressed multi-employer plans to ensure that they can remain solvent and continue to pay benefits to retirees through 2051 without any reduction in retiree benefits. The Plan advised the Company that it was granted approximately $3.4 billion in Special Financial Assistance funds and received those funds in July 2024. According to the Company's actuary, it remains unclear if the Plan can remain solvent through the targeted date of 2051, although as a requirement of the American Rescue Plan Act of 2021, the Plan must remain in "critical status" through 2051 regardless of solvency. The regulations under the aforementioned PBGC financial assistance could result in a higher withdrawal liability even with PBGC financial assistance since those regulations require use of settlement interest rates to value all, instead of a portion, of the present value of vested benefits in determining the Company's withdrawal liability. In addition, for withdrawal liability purposes, PBGC regulations require the Special Financial Assistance to be phased-in over a period of time instead of fully recognized immediately. While it is uncertain how the requirements imposed by the Special Financial Assistance will impact the Company's withdrawal liability in the future, the Company's actuary believes any withdrawal will continue to be limited to the twenty annual payments previously discussed and that those payments will not be affected by Special Financial Assistance regulation.

During second quarter 2023, the Company and the union associated with the Plan concluded negotiations and entered into a new labor contract which expires in September 2027. Under terms of the union contract the Company is obligated to continue its participation in the Plan during the contract period. The Company is unable to determine the ultimate outcome of the above discussed multi-employer union pension matter and therefore is unable to determine the effects on its consolidated financial statements, but the ultimate outcome could have a material adverse effect on the Company's consolidated results of operations or cash flows in one or more future periods. See also Note 7 of the Company's Notes to Consolidated Financial Statements on Form 10-K for the year ended December 31, 2025.

The Company is focused on the longer term and therefore is continuing to make investments in plant manufacturing operations to meet new consumer and customer product demands, achieve product quality improvements, expand capacity in certain product lines, and increase operational efficiencies in order to provide genuine value to consumers.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities were $130,614, $138,889 and $94,611 in 2025, 2024 and 2023, respectively. The $8,275 decrease in cash flows from operating activities from 2024 to 2025 principally reflects changes in accounts receivable, inventories, and amortization of marketable securities and discounts, net, which was partially offset by changes in income taxes payable. The $44,278 increase in cash flows from operating activities from 2023 to 2024 primarily reflects a lower investment in net working capital as well as lower inventories to better meet demand.

The Company manages and controls a VEBA trust, to fund the estimated future costs of certain union employee health, welfare and other benefits. Contributions of $20,000 were made to this trust in 2023; no contribution was made to the trust during 2024 and 2025. The Company uses these funds to pay the actual cost of such benefits over each union contract period. At December 31, 2025 and 2024, the VEBA trust held $8,953 and $13,926 respectively, of aggregate cash and cash equivalents, which the Company expects to use to pay certain union employee benefits through part or all of 2027. This asset value is included in prepaid expenses and long-term other assets in the Company's Consolidated Statement of Financial Position and is categorized as Level 1 within the fair value hierarchy.

Cash flows from investing activities reflect capital expenditures of $34,263, $17,997, and $26,796 in 2025, 2024 and 2023, respectively. The Company is currently undergoing a plant expansion at one of its manufacturing facilities in the USA, including additional and replacement of certain processing and packaging lines, to better meet its higher level of forecasted demand for certain products on a timelier and more cost-effective basis. The Company expects that this will take place over the next seven years, however, most of the actual expenditures, which related to the building construction, are expected to occur in 2026. During 2025, we incurred $10,700 of capital expenditures relating to this expansion. Company management believes that the total cost of this expansion, including new machinery and equipment, some of which is normal and recurring replacements over the next seven years, food processing infrastructure, and raw materials warehousing will approximate $75,000 to $85,000. All capital expenditures have been and are expected to be funded from the Company's cash flow from operations and internal sources including investments in available for sale securities.

Other than the bank loans and the related restricted cash of the Company's Spanish subsidiary which are discussed in Note 1 of the Company's Notes to Consolidated Financial Statements, the Company had no bank borrowings or repayments in 2023, 2024, or 2025. Nonetheless, the Company would consider bank borrowing or other financing in the event that a business acquisition is completed.

Financing activities include Company common stock purchases and retirements of $6,482, $13,534, and $33,114 in 2025, 2024 and 2023, respectively. Cash dividends of $26,066, $25,515, and $25,076 were paid in 2025, 2024 and 2023, respectively.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Preparation of the Company's financial statements involves judgments and estimates due to uncertainties affecting the application of accounting policies, and the likelihood that different amounts would be reported under different conditions or using different assumptions. The Company bases its estimates on historical experience and other assumptions, as discussed herein, that it believes are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in the Company's results of operations for the period in which the actual amounts become known. The Company's significant accounting policies are discussed in Note 1 of the Company's Notes to Consolidated Financial Statements.

Following is a summary and discussion of the more significant accounting policies and estimates which management believes to have a significant impact on the Company's operating results, financial position, cash flows and footnote disclosure.

Revenue recognition

As further discussed in Note 1 of the Company's Notes to Consolidated Financial Statements, the Company follows the revenue recognition guidance in ASC 606. ASC 606 requires adjustments for estimated customer cash discounts upon payment, discounts for price adjustments, product returns, allowances, and certain advertising and promotional costs, including consumer coupons, which are variable consideration and are recorded as a reduction of product sales revenue in the same period the related product sales are recorded. Such estimates are calculated using historical averages adjusted for any expected changes due to current business conditions and experience. Revenue for net product sales is recognized at a point in time when products are delivered to or picked up by the customer, as designated by customers' purchase orders, as discussed in Note 1 of the Company's Notes to Consolidated Financial Statements.

Provisions for bad debts are recorded as selling, marketing and administrative expenses. Write-offs of bad debts did not exceed 0.2% of net product sales in each of 2025, 2024 and 2023, and accordingly, have not been significant to the Company's financial position or results of operations.

Intangible assets

The Company's intangible assets consist primarily of goodwill and acquired trademarks. In accordance with accounting guidance, goodwill and other indefinite-lived assets, trademarks, are not amortized, but are instead subjected to annual testing for impairment unless certain triggering events or circumstances are noted. The Company performs its annual impairment review and assessment as of December 31. All trademarks have been assessed by management to have indefinite lives because they are expected to generate cash flows indefinitely. The Company reviews and assesses certain trademarks (non-amortizable intangible assets) for impairment by comparing the fair value of each trademark with its carrying value. Current accounting guidance provides entities an option of performing a qualitative assessment (a "step-zero" test) before performing a quantitative analysis. If the entity determines, on the basis of certain qualitative factors, that it is more-likely-than-not that the intangibles (goodwill and certain trademarks) are not impaired, the entity would not need to proceed to the two step impairment testing process (quantitative analysis) as prescribed in the guidance. During fourth quarter 2025, the Company performed a "step zero" test of its goodwill and certain trademarks, and concluded that there was no impairment based on this guidance.

The Company determines the fair value of certain trademarks using discounted cash flows and estimates of royalty rates. If the carrying value exceeds fair value, such trademarks are considered impaired and are reduced to fair value. The Company utilizes third-party professional valuation firms to assist in the determination of valuation of certain trademarks. Impairments have not generally been material to the Company's historical operating results. Cash flow projections require the Company to make assumptions and estimates regarding the Company's future plans, including sales projections and profit margins, market based discount rates, competitive factors, and economic conditions; and the Company's actual results and conditions may differ over time. A change in the assumptions relating to the impairment analysis including but not limited to a reduction in projected cash flows, the use of a different discount rate to discount future cash flows or a different royalty rate applied to such trademarks, could cause impairment in the future.

Customer incentive programs, advertising and marketing

Advertising and marketing costs are recorded in the period to which such costs relate. Media advertising is recorded as an expense in the period in which the media is run (e.g. a commercial is aired in the chosen media) based on accounting guidance. The Company does not defer the recognition of any amounts on its consolidated balance sheet with respect to such costs. The expected cost of future payments to customers for incentives and other trade promotional programs is recorded at the time sale as a reduction of Net Product Sales. The liabilities associated with these programs are reviewed quarterly and adjusted if the expected utilization rate differs from management's original estimates.

Valuation of long-lived assets

Long-lived assets, primarily property, plant and equipment, are reviewed for impairment as events or changes in business circumstances occur indicating that the carrying value of the asset may not be recoverable. The estimated cash flows produced by assets or asset groups, are compared to the asset carrying value to determine whether impairment exists. Such estimates involve considerable management judgment and are based upon assumptions about expected future operating performance. As a result, actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic and competitive conditions. Such impairments have not historically been material to the Company's operating results.

Income taxes

Deferred income taxes are recognized for future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. The Company records valuation allowances, or may actually adjust or write-off deferred tax assets, in situations where the realization of deferred tax assets is not more-likely-than-not; and the Company adjusts and releases such valuation allowances when realization becomes more-likely-than-not as defined by accounting guidance. The Company periodically reviews assumptions and estimates of the Company's probable tax obligations and effects on its liability for uncertain tax positions, using informed judgment which may include the use of third-party consultants, advisors and legal counsel, as well as historical experience.

Valuation of investments

Investments are classified as either available for sale or trading. Investments classified as available for sale primarily comprise high quality corporate bonds which are generally not sold prior to maturity, with maturities typically three to five years. The Company uses a "ladder" approach to its maturities so that approximately 20% to 35% of the portfolio matures each year with the objective of achieving higher yields with limited interest rate risk. Available for sale investments are reviewed for impairment at each reporting period by comparing the carrying value or amortized cost to the fair market value. In the event that the Company determines that a security's fair value is permanently impaired, the Company will record the amount of the impairment attributable to credit factors in earnings as credit loss expense or, as applicable, a reversal of that expense, with the amount attributable to non-credit factors in other comprehensive income, net of applicable taxes. The Company's investment policy, which guides investment decisions, is focused on high quality investments which mitigates the risk of impairment. Investments classified as trading securities primarily comprise mutual funds which are used as an economic hedge against our deferred compensation liabilities. Trading securities are carried at fair value with gains or losses included in Other Income, Net. The Company does not invest in Level 3 securities, as defined, but may utilize third-party professional valuation firms as necessary to assist in the determination of the value of investments that utilize Level 3 inputs (as defined by guidance) should any of its investments ever be downgraded to Level 3.

Other matters

In the opinion of management, other than contracts for foreign currency forwards and raw materials, including currency and commodity hedges and outstanding purchase orders for packaging, ingredients, supplies, operational services, and capital expenditures, all entered into in the ordinary course of business, the Company does not have any significant contractual obligations or future commitments.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 1 of the Company's Notes to Consolidated Financial Statements.

MARKET RISKS

The Company is exposed to market risks related to commodity prices, interest rates, investments in marketable securities, equity price and foreign exchange.

The Company's ability to forecast the direction and scope of changes to its major input costs is impacted by significant potential volatility in crude oil and energy, sugar, corn, edible oils, cocoa and cocoa powder, and dairy products markets. The prices of these commodities are influenced by changes in global demand, changes in weather and crop yields, including the effects of climate change, changes in import tariffs and governments' farm policies, including mandates for ethanol and bio-fuels, environmental matters, fluctuations in the U.S. dollar relative to dollar-denominated commodities in world markets, and in some cases, geo-political and military conflict risks. The Company believes that its competitors face the same or similar challenges.

In order to address the impact of changes in input and other costs, the Company periodically reviews each item in its product portfolio to ascertain if price realization adjustments or other actions should be taken. These reviews include an evaluation of the risk factors relating to market place acceptance of such changes and their potential effect on future sales volumes. In addition, the estimated cost of packaging modifications associated with weight changes, if applicable, is evaluated. The Company also maintains ongoing cost reduction and productivity improvement programs under which cost savings initiatives are encouraged and progress monitored, and continuously reviews automation and productivity opportunities requiring capital investments. The Company is not able to accurately predict the outcome of these cost savings initiatives and their effects on its future results.

Commodity future and foreign currency forward contracts

Commodity price risks relate to ingredients, primarily sugar, cocoa and cocoa powder, chocolate, corn syrup, dextrose, edible oils, milk, whey and gum base ingredients. The Company believes its competitors face similar risks, and the industry has historically adjusted prices, and/or product weights, to compensate for adverse fluctuations in commodity costs. The Company, as well as competitors in the confectionery industry, has historically taken actions, including higher price realization to mitigate rising input costs for ingredients, packaging, labor and fringe benefits, energy, freight and delivery, and plant manufacturing maintenance, supplies and services. Although management seeks to substantially recover cost increases over the long-term, there is risk that higher price realization cannot be fully passed on to customers and, to the extent they are passed on, they could adversely affect customer and consumer acceptance and resulting sales volume.

The Company utilizes commodity futures contracts, as well as annual supply agreements, to hedge (primarily sugar) and plan for anticipated purchases of certain ingredients in order to mitigate commodity cost fluctuation. The Company also may purchase forward foreign exchange contracts to hedge its costs of manufacturing certain products in Canada for sale and distribution in the USA, and periodically does so for purchases of equipment or raw materials from foreign suppliers. Such commodity futures and currency forward contracts are cash flow hedges and are effective as hedges as defined by accounting guidance. The unrealized gains and losses on such contracts are deferred as a component of accumulated other comprehensive loss (or gain) and are recognized as a component of product cost of goods sold when the related inventory is sold.

The potential change in fair value of commodity and foreign currency derivative instruments held by the Company at December 31, 2025, assuming a 10% change in the underlying contract price, was $3,209. The analysis only includes commodity and foreign currency derivative instruments and, therefore, does not consider the offsetting effect of changes in the price of the underlying commodity or foreign currency. This amount is not significant compared with the net earnings and shareholders' equity of the Company.

Interest rates

Interest rate risks primarily relate to the Company's investments in available for sale marketable securities with maturity dates of generally three to five years.

The majority of the Company's investments which are classified as available for sale have generally not been sold prior to their maturity, which is typically three to five years. Approximately 20% to 35% of this investment portfolio matures each year. This "ladder" approach to investing limits the Company's exposure to interest rate fluctuations. The accompanying chart summarizes the maturities of the Company's investments in debt securities at December 31, 2025.

Less than 1 year	$	49,468
1 – 2 years		77,233
2 – 5 years		238,340
Total	$	365,041

The Company's outstanding debt at December 31, 2025 and 2024 was $7,500 in an industrial development bond in which interest rates reset each week based on the current market rate. Therefore, the Company does not believe that it has significant interest rate risk with respect to its interest bearing debt.

Investment in marketable securities

As stated above, the Company's investments classified as available for sale primarily include marketable securities which mature in three to five years. The Company's marketable securities are generally not sold prior to maturity. The Company utilizes a professional money manager and maintains investment policy guidelines which emphasize high quality and liquidity in order to minimize the potential loss exposures that could result in the event of higher interest rates, a default or other adverse event. The Company continues to monitor these investments and markets, as well as its investment policies, however, the financial markets could experience unanticipated or unprecedented events and future outcomes may be less predictable than in the past.

Equity price

Equity price risk relates to the Company's investments in mutual funds which are principally used to fund and hedge the Company's deferred compensation liabilities. These investments in mutual funds are classified as trading securities. Any change in the fair value of these trading securities is completely offset by a corresponding change in the respective hedged deferred compensation liability, and therefore, the Company does not believe that it has significant equity price risk with respect to these investments.

Foreign currency

Foreign currency risk principally relates to the Company's foreign operations in Canada, Mexico and Spain, as well as periodic purchase commitments of machinery and equipment from foreign sources, generally the European Union where the Euro is the currency.

Certain of the Company's Canadian manufacturing costs, including local payroll and plant operations, and a portion of its packaging and ingredients are sourced in Canadian dollars. The Company may purchase Canadian forward contracts to receive Canadian dollars at a specified date in the future and uses its Canadian dollar collections on Canadian sales as a partial hedge of its overall Canadian manufacturing obligations sourced in Canadian dollars. The Company also periodically purchases and holds Canadian dollars to facilitate the risk management of these currency changes.

From time to time, the Company may use foreign exchange forward contracts and derivative instruments to mitigate its exposure to foreign exchange risks, as well as those related to firm commitments to purchase equipment from foreign vendors. See Note 10 of the Company's Notes to Consolidated Financial Statements for outstanding foreign exchange forward contracts as of December 31, 2025.

ITEM 7A.   <u>Quantitative and Qualitative Disclosures About Market Risk</u>.

      The information required by this item is included under the caption "Market Risk" in Item 7 above.

      See also Note 1 of the Notes to Consolidated Financial Statements.

ITEM 8.   <u>Financial Statements and Supplementary Data</u>.

Management's Report on Internal Control Over Financial Reporting

The management of Tootsie Roll Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 (SEC) Rule 13a-15(f). Company management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 as required by SEC Rule 13a-15(c). In making this assessment, the Company used the criteria established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on the Company's evaluation under the COSO criteria, Company management concluded that its internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by Grant Thornton LLP (PCAOB ID: 248), an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Tootsie Roll Industries, Inc.

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Tootsie Roll Industries, Inc. (a Virginia corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of earnings and retained earnings, comprehensive earnings and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules included under Item 15(a) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

Basis for opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Accrued Liabilities for Trade Promotion

As described further in Note 1 and 2 to the financial statements, the Company promotes products through, but not limited to, discounts, rebates, and volume-based incentives. The Company recognizes the estimated costs of these trade promotion activities as a component of variable consideration when determining the transaction price. The unsettled portion of the Company's obligation for trade promotion activities is included in accrued liabilities in the Consolidated Statements of Financial Position. We identified valuation of accrued liabilities for trade promotions as a critical audit matter.

The principal considerations for our determination that the valuation of accrued liabilities is a critical audit matter are that auditing management's calculation of the unsettled portion of the Company's obligation for trade promotion was highly subjective and required significant judgement because of the nature of the required estimates and assumptions. In particular, the estimates require an analysis of the program offered, expectations regarding customer and consumer participation, payment trends, and experiences with similar programs. The estimated costs of these programs are sensitive to changes in trends with regard to customer and consumer participation.

Our audit procedures related to the valuation of accrued liabilities included the following, among others. We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls related to the Company's calculation of the accrued liabilities for trade promotion activities. For example, we tested controls over management's review of the completeness of the promotional activities as well as the significant assumptions, including future redemption amounts, and data inputs utilized in the calculation.

To test the unsettled portion of the Company's obligation for trade activities, we performed audit procedures that included, among others, (1) the evaluation of the estimation methodology used by management, (2) whether all material trade promotion activities were properly included in management's estimate, (3) the significant assumptions discussed above, and (4) the underlying data used in the analysis. Specially, when evaluating the significant assumptions, we assessed historical and current trends in promotions offered and customer redemption practices. We also performed sensitivity analyses of significant assumptions to evaluate the changes in the estimate that would result from changes in the assumptions.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2018.

Chicago, Illinois
February 27, 2026

CONSOLIDATED STATEMENTS OF
Earnings and Retained Earnings
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES   (in thousands except per share data)

	For the year ended December 31,		
	2025	2024	2023
Net product sales	$ 724,675	$ 715,530	$ 763,252
Rental and royalty revenue	7,849	7,687	6,113
Total revenue	732,524	723,217	769,365
Product cost of goods sold	472,127	468,056	510,737
Rental and royalty cost	1,955	1,981	1,788
Total costs	474,082	470,037	512,525
Product gross margin	252,548	247,474	252,515
Rental and royalty gross margin	5,894	5,706	4,325
Total gross margin	258,442	253,180	256,840
Selling, marketing and administrative expenses	157,503	152,675	155,012
Earnings from operations	100,939	100,505	101,828
Other income (expense), net	36,297	26,366	18,066
Earnings before income taxes	137,236	126,871	119,894
Provision for income taxes	37,254	40,063	28,008
Net earnings	99,982	86,808	91,886
Less: net earnings (loss) attributable to noncontrolling interests	(70)	(19)	(26)
Net earnings attributable to Tootsie Roll Industries, Inc.	$ 100,052	$ 86,827	$ 91,912
Net earnings attributable to Tootsie Roll Industries, Inc. per share	$ 1.37	$ 1.18	$ 1.28
Average number of shares outstanding	72,905	73,438	71,903
Retained earnings at beginning of period	$ 57,902	$ 62,949	$ 48,276
Net earnings attributable to Tootsie Roll Industries, Inc.	100,052	86,827	91,912
Cash dividends	(26,046)	(25,478)	(24,922)
Stock dividends	(66,436)	(66,396)	(52,317)
Retained earnings at end of period	$ 65,472	$ 57,902	$ 62,949

(The accompanying notes are an integral part of these statements.)

CONSOLIDATED STATEMENTS OF
Comprehensive Earnings
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES   (in thousands)

	For the year ended December 31,		
	2025	**2024**	**2023**
Net earnings	$ 99,982	$ 86,808	$ 91,886
Other comprehensive income (loss), before tax:			
Foreign currency translation adjustments	2,355	(3,737)	2,745
Pension and postretirement reclassification adjustments:			
Unrealized gains (losses) for the period on postretirement and pension benefits	(202)	1,408	(241)
Less: reclassification adjustment for (gains) losses to net earnings	(820)	(639)	(758)
Unrealized gains (losses) on postretirement and pension benefits	(1,022)	769	(999)
Investments:			
Unrealized gains (losses) for the period on investments	519	4,685	8,510
Less: reclassification adjustment for (gains) losses to net earnings	(86)	(11)	(1)
Unrealized gains (losses) on investments	433	4,674	8,509
Derivatives:			
Unrealized gains (losses) for the period on derivatives	(767)	(2,685)	(2,748)
Less: reclassification adjustment for (gains) losses to net earnings	2,096	1,925	795
Unrealized gains (losses) on derivatives	1,329	(760)	(1,953)
Total other comprehensive income (loss), before tax	3,095	946	8,302
Income tax benefit (expense) related to items of other comprehensive income	(178)	(1,151)	(1,346)
Total comprehensive earnings	102,899	86,603	98,842
Comprehensive earnings (loss) attributable to noncontrolling interests	(70)	(19)	(26)
Total comprehensive earnings attributable to Tootsie Roll Industries, Inc.	$ 102,969	$ 86,622	$ 98,868

(The accompanying notes are an integral part of these statements.)

CONSOLIDATED STATEMENTS OF
Financial Position
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES   (in thousands)

Assets

	December 31,	
	2025	**2024**
CURRENT ASSETS:		
Cash and cash equivalents	$ 127,165	$ 138,841
Restricted cash	399	352
Investments	49,468	55,789
Accounts receivable trade, less allowances of $2,167 and $2,184	47,901	43,811
Other receivables	6,282	6,832
Inventories:		
Finished goods and work-in-process	42,148	43,603
Raw materials and supplies	33,034	34,022
Prepaid expenses	15,071	10,355
Total current assets	321,468	333,605
PROPERTY, PLANT AND EQUIPMENT, at cost:		
Land	21,807	21,710
Buildings	156,497	148,778
Machinery and equipment	518,664	499,210
Construction in progress	15,476	6,820
Operating lease right-of-use assets	5,026	6,043
	717,470	682,561
Less — accumulated depreciation	479,706	462,758
Net property, plant and equipment	237,764	219,803
OTHER ASSETS:		
Goodwill	73,237	73,237
Trademarks	175,024	175,024
Investments	437,114	332,338
Prepaid expenses and other assets	7,311	11,633
Deferred income taxes	2,064	1,541
Total other assets	694,750	593,773
Total assets	$ 1,253,982	$ 1,147,181

(The accompanying notes are an integral part of these statements.)

(in thousands except per share data)

Liabilities and Shareholders' Equity

	December 31, 2025	December 31, 2024
CURRENT LIABILITIES:		
Accounts payable	$ 15,860	$ 13,397
Bank loans	994	924
Dividends payable	6,569	6,403
Accrued liabilities	64,180	63,607
Postretirement health care benefits	635	595
Operating lease liabilities	1,140	1,374
Income taxes payable	5,940	636
Deferred compensation	3,134	350
Total current liabilities	98,452	87,286
NONCURRENT LIABILITIES:		
Deferred income taxes	66,584	54,537
Postretirement health care benefits	8,882	8,701
Industrial development bond	7,500	7,500
Liability for uncertain tax positions	3,482	2,564
Operating lease liabilities	4,251	4,992
Deferred compensation and other liabilities	124,263	111,192
Total noncurrent liabilities	214,962	189,486
TOOTSIE ROLL INDUSTRIES, INC. SHAREHOLDERS' EQUITY:		
Common stock, $0.694 par value — 120,000 shares authorized — 41,821 and 40,789, respectively, issued	29,042	28,325
Class B common stock, $0.694 par value — 40,000 shares authorized — 31,166 and 30,286, respectively, issued	21,643	21,032
Capital in excess of par value	847,308	788,894
Retained earnings	65,472	57,902
Accumulated other comprehensive loss	(20,501)	(23,418)
Treasury stock (at cost) — 108 shares and 105 shares, respectively	(1,992)	(1,992)
Total Tootsie Roll Industries, Inc. shareholders' equity	940,972	870,743
Noncontrolling interests	(404)	(334)
Total equity	940,568	870,409
Total liabilities and shareholders' equity	$ 1,253,982	$ 1,147,181

(The accompanying notes are an integral part of these statements.)

CONSOLIDATED STATEMENTS OF
Cash Flows
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES   (in thousands)

	For the year ended December 31,		
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 99,982	$ 86,808	$ 91,886
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	19,067	18,176	18,243
Deferred income taxes	11,605	7,758	(913)
Amortization of marketable security premiums and discounts, net	(5,388)	1,829	3,946
Changes in operating assets and liabilities:			
Accounts receivable	(3,285)	10,226	4,891
Other receivables	979	1,444	(4,574)
Inventories	3,421	15,790	(9,601)
Prepaid expenses and other assets	(274)	2,559	(15,856)
Accounts payable and accrued liabilities	(448)	635	(3,570)
Income taxes payable	6,222	(7,664)	9,583
Postretirement health care benefits	(801)	(253)	(649)
Deferred compensation and other liabilities	(466)	1,581	1,225
Net cash provided by operating activities	130,614	138,889	94,611
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(34,263)	(17,997)	(26,796)
Purchases of trading securities	(2,251)	(2,257)	(1,875)
Sales of trading securities	2,127	1,314	774
Purchase of available for sale securities	(133,688)	(108,728)	(92,431)
Sale and maturity of available for sale securities	57,529	91,826	106,128
Net cash used in investing activities	(110,546)	(35,842)	(14,200)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Shares purchased and retired	(6,482)	(13,534)	(33,114)
Dividends paid in cash	(26,066)	(25,515)	(25,076)
Proceeds from bank loans	3,068	3,828	3,499
Repayment of bank loans	(3,069)	(3,928)	(3,489)
Net cash used in financing activities	(32,549)	(39,149)	(58,180)
Effect of exchange rate changes on cash	852	(995)	424
Increase (decrease) in cash and cash equivalents	(11,629)	62,903	22,655
Cash, cash equivalents and restricted cash at beginning of year	139,193	76,290	53,635
Cash, cash equivalents and restricted cash at end of year	$ 127,564	$ 139,193	$ 76,290
Supplemental cash flow information:			
Income taxes paid	$ 25,139	$ 38,165	$ 19,583
Interest paid	$ 195	$ 268	$ 258
Stock dividend issued	$ 66,289	$ 66,243	$ 86,433

(The accompanying notes are an integral part of these statements.)

Notes to Consolidated Financial Statements *($ in thousands except per share data)*

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

Basis of consolidation:

The consolidated financial statements include the accounts of Tootsie Roll Industries, Inc. and its wholly-owned and majority-owned subsidiaries (the "Company"), which are primarily engaged in the manufacture and sales of candy products. Non-controlling interests relating to majority-owned subsidiaries are reflected in the consolidated financial statements and all significant intercompany transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

The Company's revenues, primarily net product sales, principally result from the sale of goods and reflect the consideration to which the Company expects to be entitled based on customer purchase orders. The Company records revenue based on a five-step model in accordance with Accounting Standards Codification ("ASC") Topic 606. Adjustments for estimated customer cash discounts upon payment, discounts for price adjustments, product returns, allowances, and certain advertising and promotional costs, including consumer coupons, are variable consideration and are recorded as a reduction of product sales revenue in the same period the related product sales are recorded. Such estimates are calculated using historical averages adjusted for any expected change due to current business conditions and experience. A net product sale is recorded when the Company delivers the product to the customer, or in certain instances, the customer picks up the goods at the Company's distribution centers, and thereby obtains control of such product. Amounts billed and due from our customers are classified as accounts receivables trade on the balance sheet and require payment on a short-term basis. Accounts receivable, less allowances, was $47,901, $43,811, and $55,568 as of December 31, 2025, 2024, and 2023, respectively. Accounts receivables are unsecured. Accounts receivable consists primarily of amounts due from normal business activities. The Company maintains an allowance for credit losses for estimated uncollectable accounts receivable. Reserves for estimated credit losses are based upon historical experience, specific customer collection issues, current conditions and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual terms of receivables and other financial assets. Accounts are written off against the allowance account when they are determined to no longer be collectible. Advertising cost of $5,841, $3,040, and $2,708 in 2025, 2024, and 2023, respectively, are included in selling, marketing, and administrative expenses. Shipping and handling costs of $56,780, $57,581, and $65,465 in 2025, 2024 and 2023, respectively, are included in selling, marketing and administrative expenses. Royalty income (less than 0.1% of our consolidated net sales) is also recognized from sales-based licensing arrangements, pursuant to which revenue is recognized as the third-party licensee sales occur. Rental income (approximately 1% of our consolidated net sales) is not considered revenue from contracts from customers.

Leases:

The Company identifies leases by evaluating its contracts to determine if the contract conveys the right to use an identified asset for a stated period of time in exchange for consideration. The Company considers whether it can control the underlying asset and has the right to obtain substantially all of the economic benefits or outputs from the asset. Leases with terms greater than 12 months are classified as either operating or finance leases at the commencement date. For these leases, we record the present value of the minimum lease payments over the lease term as a lease liability with an offsetting right-of-use asset that is then presented net of any deferred rent or lease incentives. The discount rate used to calculate the present value of the minimum lease payments is our incremental borrowing rate, as the rate implicit in the lease is generally not known or determinable. The lease term includes any noncancelable period for which the Company has the right to use the asset as well as any future periods to which the Company has the right and intent to extend the lease under the terms

of the lease agreement. Currently, all capitalized leases are classified as operating leases and the Company records rental expense on a straight-line basis over the term of the lease.

Cash and cash equivalents:

The Company considers short-term debt securities with an original maturity of three months or less to be cash equivalents. Substantially all cash and cash equivalents are held at a major U.S. money center bank or its foreign branches (Bank of America), or its investment broker affiliate (Bank of New York Mellon and PIMCO). The cash in the Company's U.S. banks (primarily Bank of America) is not fully insured by the Federal Deposit Insurance Corporation due to the statutory limit of $250. The Company had approximately $6,893 and $5,312 of cash held and controlled by foreign subsidiaries, principally foreign branches of a U.S. bank (Bank of America), at December 31, 2025 and 2024, respectively. The Company's cash in its foreign bank accounts is also not fully insured.

Investments:

Investments consist of various marketable securities principally corporate bonds, with maturities of generally from three to five years. The Company classifies debt and equity securities as either available for sale or trading. Available for sale debt securities are not actively traded by the Company and are carried at fair value. The Company follows current fair value measurement guidance and unrealized gains and losses on these securities are excluded from earnings and are reported as a separate component of shareholders' equity, net of applicable taxes, until realized or impaired. Trading securities related to deferred compensation arrangements are carried at fair value with gains or losses included in other income, net. The Company invests in trading securities to economically hedge changes in its deferred compensation liabilities.

The Company regularly reviews its investments to determine whether fair value is less than carrying value and, when necessary, makes qualitative assessments considering impairment indicators to evaluate whether investments are impaired. If impaired, the cost basis of the security is written down to fair value. Further information regarding the fair value of the Company's investments is included in Note 9 of the Company's Notes to Consolidated Financial Statements.

Out-of-Period Bond Discount Accretion Third Quarter of Fiscal 2025:

Subsequent to the filing of our fiscal 2024 Form 10-K in March 2025, and our second quarter 2025 Form 10-Q in August 2025, we determined that we were not accreting bond discounts to income as part of our investment portfolio. As a result, we under-recognized income relating to available for sale investments, as reported in Other (loss) income, net in 2023, 2024 and for the first two quarters of 2025 by a cumulative pre-tax amount of $4,495. We evaluated the error, both qualitatively and quantitatively, and determined that no prior interim or annual periods were materially misstated. Therefore, to correct the cumulative error on the Consolidated Financial Statements, the Consolidated Financial Statements for third quarter and nine months 2025 include pre-tax out-of-period adjustments of $4,495 and $3,231, respectively, that increased Other (loss) income, net by reclassifying unrealized gains from Accumulated other comprehensive loss.

Derivative instruments and hedging activities:

From time to time, the Company enters into commodity futures and foreign currency forward contracts. Commodity futures are intended and are effective as hedges of market price risks associated with the anticipated purchase of certain raw materials (primarily sugar). Foreign currency forward contracts are intended and are effective as hedges of the Company's exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of products manufactured in Canada and sold in the United States, and periodic equipment purchases from foreign suppliers denominated in a foreign currency. The Company does not engage in trading or other speculative use of derivative instruments. Further information regarding derivative instruments and hedging activities is included in Note 10 of the Company's Notes to Consolidated Financial Statements.

Inventories:

Inventories are stated at lower of cost or net realizable value. The cost of substantially all of the Company's inventories ($67,096 and $69,692 at December 31, 2025 and 2024, respectively) has been determined by the last-in, first-out (LIFO) method. The excess of current cost over LIFO cost of inventories approximates $44,238 and $42,481 at December 31, 2025 and 2024, respectively. The cost of certain foreign inventories ($8,086 and $7,933 at December 31, 2025 and 2024 respectively) has been determined by the first-in, first-out (FIFO) method. Rebates, discounts and other cash consideration received from vendors related to inventory purchases is reflected as a reduction in the cost of the related inventory item, and is, therefore, reflected in cost of sales when the related inventory item is sold.

Property, plant and equipment:

Depreciation is computed for financial reporting purposes by use of the straight-line method based on useful lives of 20 to 50 years for buildings and 5 to 20 years for machinery and equipment. Depreciation expense was $19,067, $18,176 and $18,243 in 2025, 2024 and 2023, respectively.

Carrying value of long-lived assets:

The Company reviews long-lived assets to determine if there are events or circumstances indicating that the amount of the asset reflected in the Company's balance sheet may not be recoverable. When such indicators are present, the Company compares the carrying value of the long-lived asset, or asset group, to the future undiscounted cash flows of the underlying assets to determine if impairment exists. If applicable, an impairment charge would be recorded to write down the carrying value to its fair value. The determination of fair value involves the use of estimates of future cash flows that involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions. No impairment charges of long-lived assets were recorded by the Company during 2025, 2024 or 2023.

Goodwill and indefinite-lived intangible assets:

In accordance with authoritative guidance, goodwill and intangible assets with indefinite lives are not amortized, but rather reviewed and tested for impairment at least annually unless certain interim triggering events or circumstances require more frequent testing. All trademarks have been assessed by management to have indefinite lives because they are expected to generate cash flows indefinitely. Management believes that all assumptions used for the impairment review and testing are consistent with those utilized by market participants performing similar valuations. No impairments of intangibles, including trademarks and goodwill, were recorded in 2025, 2024 or 2023.

Current accounting guidance provides entities an option of performing a qualitative assessment (a "step-zero" test) before performing a quantitative analysis. If the entity determines, on the basis of certain qualitative factors, that it is more-likely-than-not that the intangibles (goodwill and certain trademarks) are not impaired, the entity would not need to proceed to the two step impairment testing process (quantitative analysis) as prescribed in the guidance. During fourth quarter 2025 and 2024, the Company performed a "step zero" test of its goodwill and certain trademarks, and concluded that there was no impairment based on this guidance. Although the "step-zero" analysis performed for the fair value assessment of certain trademarks concluded that there was no impairment, the Company proceeded to "step-one" and performed additional analysis in fourth quarter 2025 and 2024 for significant indefinite-lived intangible assets that have been impaired in the past. Using discounted cash flows and estimated royalty rates, the Company concluded that the trademarks were not impaired. For these trademarks, holding all other assumption constant, as of December 31, 2025, a 100 basis point increase in the discount rate would reduce the fair value of these trademarks by approximately 11% and a 100 basis point decrease in the royalty rate would reduce the fair value of these trademarks by approximately 9%. Individually, a 100 basis point increase in the discount rate or a 100 basis point decrease in the royalty rate would not result in a potential impairment as of December 31, 2025.

Income taxes:

Deferred income taxes are recorded and recognized for future tax effects of temporary differences between financial and income tax reporting. The Company records valuation allowances in situations where the realization of deferred tax assets is not more-likely-than-not. The Company periodically reviews assumptions and estimates of the Company's probable tax obligations and effects on its liability for uncertain tax positions, using informed judgment which may include the use of third-party consultants, advisors and legal counsel, as well as historical experience.

Further information regarding income tax matters are included in Note 4 of the Company's Notes to Consolidated Financial Statements.

Foreign currency translation:

The U.S. dollar is used as the functional currency where a substantial portion of the subsidiary's business is indexed to the U.S. dollar or where its manufactured products are principally sold in the U.S. All other foreign subsidiaries use the local currency as their functional currency. Where the U.S. dollar is used as the functional currency, foreign currency remeasurements are recorded as a charge or credit to other income, net in the statement of earnings. Where the foreign local currency is used as the functional currency, translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss).

Restricted cash:

Restricted cash comprises certain cash deposits of the Company's majority-owned Spanish subsidiary with international banks that are pledged as collateral for letters of credit and bank borrowings.

VEBA trust:

The Company maintains a VEBA trust managed and controlled by the Company, to fund the estimated future costs of certain employee health, welfare and other benefits. The Company contributed $20,000 to the VEBA trust in 2023. No contribution was made to the trust in 2024. The Company will continue using the VEBA trust funds to pay the actual cost of such benefits through most or possibly all of 2027. At December 31, 2025 and 2024, the VEBA trust held $8,953 and $13,926, respectively, of aggregate cash and cash equivalents. This asset value is included in prepaid expenses and long-term other assets in the Company's Consolidated Statement of Financial Position. These assets primarily comprise cash and corporate bonds and are categorized as Level 1 and Level 2 within the fair value hierarchy.

Bank loans:

Bank loans consist of short term (less than 120 days) borrowings by the Company's Spanish subsidiary that are held by international banks. The weighted-average interest rate as of December 31, 2025 and 2024 was 4.8% and 5.7%, respectively.

Comprehensive earnings:

Comprehensive earnings include net earnings, foreign currency translation adjustments and unrealized gains/losses on commodity and/or foreign currency hedging contracts, available for sale securities and certain postretirement benefit obligations.

Earnings per share:

A dual presentation of basic and diluted earnings per share is not required due to the lack of potentially dilutive securities under the Company's simple capital structure. Therefore, all earnings per share amounts represent basic earnings per share.

The Class B common stock has essentially the same rights as common stock, except that each share of Class B common stock has ten votes per share (compared to one vote per share of common stock), is not traded on any exchange, is restricted as to transfer and is convertible on a share-for-share basis, at any time and at no cost to the holders, into shares of common stock which are traded on the New York Stock Exchange.

Use of estimates:

The preparation of consolidated financial statements, in conformity with accounting principles generally accepted in the U.S., requires management to make estimates and assumptions that affect the amounts reported. Estimates are used when accounting for sales discounts, allowances and incentives, product liabilities, assets recorded at fair value, income taxes, depreciation, amortization, employee benefits, contingencies and intangible asset and liability valuations. Actual results may or may not differ from those estimates.

Recent accounting pronouncements:

In December 2023, the FASB issued ASU No. 2023-09, "Improvements to Income Tax Disclosures". The amendments in this update affect income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments in this update are effective for annual periods beginning after December 15, 2025. The Company has adopted this update prospectively and revised the disclosures in Note 4 Income Taxes accordingly.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). The amendments in this update require disclosure, in the notes to the financial statements, of specific expense categories present within expense captions presented on the face of the income statement within continuing operations of public business entities. The amendments in this update are effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. The Company is currently evaluating the potential effects of this amendment on its Consolidated Financial Statements and believes the adoption will not significantly impact the presentation of our financial condition, results of operations and disclosures.

In November 2025, the FASB issued ASU No. 2025-09, Derivatives and Hedging, Hedge Accounting Improvements. The new standard is intended to better align the hedge accounting model with risk management activities by expanding hedged risks permitted to be aggregated in a group of individual forecasted transactions. Aggregation under this amendment is permitted based on similar risk exposure and not shared risk exposure. The amendments in this update are effective for annual periods beginning after December 15, 2026. The Company is currently evaluating the potential effects of this amendment on its Consolidated Financial Statements and believes the adoption will not significantly impact the presentation of our financial condition, results of operations or disclosures.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270) – Narrow Scope Improvements. The new standard is intended to improve the navigability of the required interim disclosures under Topic 270 and to clarify when that guidance is applicable. The amendments in this Update result in a comprehensive list of interim disclosures that are required by GAAP. The amendments also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The amendments in this update are effective for annual periods beginning after December 15, 2027. The Company is currently evaluating the potential effects of this amendment on its Consolidated Financial Statements and believes the adoption will not significantly impact the presentation of our financial condition, results of operations or disclosures.

No other new accounting pronouncement issued or effective during the fiscal year had or is expected to have a material impact on our consolidated financial statements or disclosures.

NOTE 2—ACCRUED LIABILITIES:

Accrued liabilities are comprised of the following:

| | December 31, | |
	2025	2024
Compensation	$ 18,764	$ 18,705
Other employee benefits	7,164	7,271
Taxes, other than income	4,176	4,815
Advertising and promotions	23,948	20,582
Other	10,128	12,234
	$ 64,180	$ 63,607

NOTE 3—INDUSTRIAL DEVELOPMENT BOND:

An industrial development bond is due in 2027. The average floating interest rate, which is reset weekly, was 2.9% and 3.5% in 2025 and 2024, respectively. See Note 9 of the Company's Notes to Consolidated Financial Statements for fair value disclosures.

NOTE 4—INCOME TAXES:

The domestic and foreign components of pretax income are as follows:

	2025	2024	2023
Domestic	$ 129,580	$ 110,569	$ 105,018
Foreign	7,656	16,302	14,876
	$ 137,236	$ 126,871	$ 119,894

The provision for income taxes is comprised of the following:

	2025	2024	2023
Current:			
Federal	$ 19,148	$ 24,804	$ 21,710
Foreign	2,074	2,676	3,775
State	4,225	3,531	3,738
	25,447	31,011	29,223
Deferred:			
Federal	10,151	6,981	(1,209)
Foreign	330	1,041	658
State	1,326	1,030	(664)
	11,807	9,052	(1,215)
	$ 37,254	$ 40,063	$ 28,008

Deferred taxes reflect temporary differences between the tax basis and financial statement carrying value of assets and liabilities. The significant temporary differences that comprised the deferred tax assets and liabilities are as follows:

| | December 31, | |
	2025	2024
Deferred tax assets:		
Accrued customer promotions	$ 250	$ 218
Deferred compensation	15,233	14,886
Postretirement benefits	2,392	2,326
Other accrued expenses	3,477	993
Foreign subsidiary tax loss carry forward	6,474	4,681
Outside basis difference in foreign subsidiary	362	361
Capitalized research and development costs	—	9,965
Deductible state tax depreciation	1,325	1,286
Tax credit carry forward	2,855	2,565
	32,368	37,281
Valuation allowances	(7,630)	(6,180)
Total deferred tax assets	$ 24,738	$ 31,101
Deferred tax liabilities:		
Depreciation	$ 25,999	$ 26,851
Deductible goodwill and trademarks	41,098	37,902
Accrued export company commissions	5,222	5,012
Employee benefit plans	1,723	2,894
Inventory reserves	2,124	1,465
Prepaid insurance	1,020	1,122
Unrealized capital gains	5,066	3,598
Bond discount accretion	1,427	—
Other Prepaid	323	13
Deferred gain on sale of real estate	5,256	5,240
Total deferred tax liabilities	$ 89,258	$ 84,097
Net deferred tax liability	$ 64,520	$ 52,996

The valuation allowances as of December 31, 2025 and 2024 were primarily related to foreign jurisdictions' net operating loss carryforwards and state credits that we do not expect to realize.

The amounts of the Company's foreign subsidiary valuation allowances for net operating loss carryforwards were $6,474 and $4,681 at December 31, 2025 and 2024, respectively.

The Company has benefits related to state tax credit carryforwards valuation allowances were $1,669 and $1,499 at December 31, 2025 and 2024, respectively.

The effective income tax rate differs from the statutory rate as follows:

	2025	
	Amount	Percent
U.S. statutory rate	$ 28,820	21.0 %
State and local income taxes, net of federal income tax[a]	4,077	3.0
Foreign tax effects	484	0.4
Effect of changes in tax laws or rates enacted in the current period	—	—
Effect of cross-border tax laws	218	0.2
Tax credits	(1,156)	(0.8)
Change in Valuation Allowances	—	—
Nontaxable or Nondeductible Items		
Non-Deductible Deferred Compensation	3,096	2.3
Non-Deductible Executive Compensation	1,042	0.8
Other Adjustments, net	(81)	(0.1)
Changes in Unrecognized Tax Benefits	754	0.5
Other Adjustments, net	—	—
Effective income tax rate	$ 37,254	27.1 %

(a)   State and local taxes in California and Illinois made up the majority (greater than 50 percent) of the tax effect in this category.

The comparative prior periods' effective income tax rate differs from the statutory rate as follows:

	2024	2023
U.S. statutory rate	21.0 %	21.0 %
State income taxes, net	2.6	3.7
Foreign income tax rates	0.1	0.3
Income tax credits and adjustments	(0.4)	(0.6)
Adjustment of deferred tax balances related to Deferred Compensation	8.7	—
Other adjustment of deferred tax balances	0.1	(0.2)
Reserve for uncertain tax benefits	(0.1)	(0.2)
Other, net	(0.6)	(0.6)
Effective income tax rate	31.6 %	23.4 %

In 2024 the Board revoked its authorization that permitted management to take appropriate action to preserve the full income tax deductibility of certain amounts under its nonqualified deferred compensation plans after determining that it was no longer feasible in light of changes to Section 162(m) of the Internal Revenue Code made by the Tax Cuts and Jobs Act of 2017. Given this Board action and the resulting expectation that certain additional amounts of deferred compensation will not be tax deductible in future years, the Company concluded that it will be required under generally accepted accounting principles in the United States of America to write off the related deferred tax assets. The adjustment to the deferred tax assets resulted in a non-cash tax charge of $11,010 in 2024. The remaining balance represents deferred compensation amounts that are expected to be tax deductible in the future.

Income taxes paid, net of refunds, as shown in the consolidated statement of cash flows are as follows:

	2025
U.S. Federal	$ 16,506
Foreign	3,586
State & Local	5,047
	$ 25,139

Income taxes paid, net of refunds, exceeded 5 percent of total income taxes paid in the following jurisdictions:

State		
Illinois	$	1,825
Foreign		
Canada	$	3,440

The income taxes paid for the years ended December 31, 2024 and 2023 were $38,165 and $19,583, respectively.

As a result of the 2017 Tax Cuts and Jobs Act, the Company asserts it is permanently reinvested in its foreign subsidiaries earnings outside of United States.

At December 31, 2025 and 2024, the Company had unrecognized tax benefits of $2,873 and $2,114, respectively. Included in this balance is $2,271 and $1,671, respectively, of unrecognized tax benefits that, if recognized, would favorably affect the annual effective income tax rate. As of December 31, 2025 and 2024, $609 and $450, respectively, of interest and penalties were included in the liability for uncertain tax positions.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	2025	2024	2023
Unrecognized tax benefits at January 1	$ 2,114	$ 2,313	$ 3,392
Increases in tax positions for the current year	1,230	285	510
Reductions in tax positions for lapse of statute of limitations	(471)	(484)	(1,589)
Unrecognized tax benefits at December 31	$ 2,873	$ 2,114	$ 2,313

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes on the Consolidated Statements of Earnings and Retained Earnings.

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions, primarily Canada and Mexico. The Company generally remains subject to examination by U.S. federal, state and foreign tax authorities for the years 2023 through 2025. With few exceptions, the Company is no longer subject to examinations by tax authorities for the years 2022 and prior.

On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act ("OBBBA") which includes, among other provisions, changes to the U.S. corporate income tax system, including the allowance of 100% expensing of qualified asset expenditures, immediate expensing of qualifying domestic research and development expenses and permanent extensions of certain other provisions within the Tax Cuts and Jobs Act. Certain provisions are effective for 2025, beginning January 19, 2025. The enactment did not have a material impact on our effective tax rate for the year ended December 31, 2025.

NOTE 5—SHARE CAPITAL AND CAPITAL IN EXCESS OF PAR VALUE:

	Common Stock		Class B Common Stock		Treasury Stock		Capital in Excess of Par Value
	Shares (000's)	Amount	Shares (000's)	Amount	Shares (000's)	Amount	
Balance at December 31, 2022	39,721	27,584	28,607	19,866	99	(1,992)	719,606
Issuance of 3% stock dividend	1,185	823	858	596	3	—	50,649
Conversion of Class B common shares to common shares	20	14	(20)	(14)	—	—	—
Purchase and retirement of common shares	(927)	(644)	—	—	—	—	(32,802)
Balance at December 31, 2023	39,999	27,777	29,445	20,448	102	(1,992)	737,453
Issuance of 3% stock dividend	1,196	830	883	613	3	—	64,800
Conversion of Class B common shares to common shares	42	29	(42)	(29)	—	—	—
Purchase and retirement of common shares	(448)	(311)	—	—	—	—	(13,359)
Balance at December 31, 2024	40,789	28,325	30,286	21,032	105	(1,992)	788,894
Issuance of 3% stock dividend	1,213	842	908	631	3	—	64,817
Conversion of Class B common shares to common shares	28	20	(28)	(20)	—	—	—
Purchase and retirement of common shares	(209)	(145)	—	—	—	—	(6,403)
Balance at December 31, 2025	41,821	$ 29,042	31,166	$ 21,643	108	$ (1,992)	$ 847,308

Average shares outstanding and all per share amounts included in the financial statements and notes thereto have been adjusted retroactively to reflect annual three percent stock dividends.

While the Company does not have a formal or publicly announced Company common stock purchase program, the Company's board of directors periodically authorizes a dollar amount for such share purchases.

Based upon this policy, shares were purchased and retired as follows:

Year	Total Number of Shares Purchased (000's)	Average Price Paid Per Share
2025	209	$ 31.05
2024	448	$ 30.16
2023	928	$ 35.66

NOTE 6—OTHER INCOME, NET:

Other income, net is comprised of the following:

	2025	2024	2023
Interest and dividend income relating to available for sale investments	$ 20,186	$ 9,598	$ 5,211
Gains (losses) on trading securities relating to deferred compensation plans	16,351	16,324	15,489
Interest expense	(447)	(509)	(337)
Foreign exchange gains (losses)	(1,711)	511	(2,803)
Capital gains (losses)	96	176	(172)
Miscellaneous, net	1,822	266	678
	$ 36,297	$ 26,366	$ 18,066

NOTE 7—EMPLOYEE BENEFIT PLANS:

Pension plans:

The Company sponsors a defined contribution pension plan covering certain non-union employees with over one year of credited service. The Company's policy is to fund pension costs accrued based on compensation levels. Total expense for this plan for 2025, 2024 and 2023 approximated $2,955, $2,954 and $2,812, respectively. The Company also maintains certain defined contribution 401K profit sharing and retirement plans. Company contributions in 2025, 2024 and 2023 to these plans were $3,837, $3,336 and $3,568 respectively.

The Company also contributes to a multi-employer defined benefit pension plan for certain of its union employees under a collective bargaining agreement which is as follows:

Plan name: Bakery and Confectionery Union and Industry International Pension Fund (Plan)

Employer Identification Number and plan number: 52-6118572, plan number 001

Funded Status as of the most recent year available: 45.2% funded as of January 1, 2024

The Company's contributions to such plan: $3,276, $3,360 and $3,530 in 2025, 2024 and 2023, respectively

Plan status: Critical for the plan year beginning January 1, 2025 (most recent date information is available)

Beginning in 2012, the Company has received periodic notices from the Plan, a multi-employer defined benefit pension plan for certain Company union employees, that the Plan's actuary certified the Plan to be in "critical status", as defined by the Pension Protection Act (PPA) and the Pension Benefit Guaranty Corporation (PBGC); and that a plan of rehabilitation was adopted by the trustees of the Plan in 2012. Beginning in 2015, the Plan was reclassified to "critical and declining status", as defined by the PPA and PBGC, for the plan year beginning January 1, 2015. A designation of "critical and declining status" implies that the Plan is expected to become insolvent in the next 20 years. In 2016, the Company received new notices that the Plan's trustees adopted an updated Rehabilitation Plan effective January 1, 2016, and all annual notices through 2024, prior to receipt of Special Financial Assistance, have continued to classify the Plan in the "critical and declining status" category. As discussed below, in July 2024 the Plan received Special Financial Assistance of $3.4 billion. As required by federal law, the Plan is certified to be in critical status for plan year 2025 and will be until the plan year ending in 2051 as a result of the Special Financial Assistance received.

The Company has been advised that its withdrawal liability would have been $102,800, $97,500 and $102,200 if it had withdrawn from the Plan during 2025, 2024 and 2023 respectively. Should the Company actually withdraw from the Plan at a future date, a withdrawal liability, which could be different than the above discussed amounts, could be payable to the Plan.

The amended rehabilitation plan, which continues, requires that employer contributions include 5% compounded annual surcharge increases each year for an unspecified period of time beginning January 2013 (in addition to the 5% interim surcharge initiated in 2012) as well as certain plan benefit reductions. In fourth quarter 2020, the Plan Trustees advised the Company that the surcharges would no longer increase and therefore be "frozen" at the rates and amounts in effect as of December 31, 2020 provided that the local bargaining union and the Company executed a formal consenting agreement by March 31, 2021. During first quarter 2021, the local bargaining union and the Company executed this agreement which resulted in the "freezing" of such surcharges as of December 31, 2020. The Company's pension expense for this Plan for 2025, 2024 and 2023 was $3,290, $3,332 and $3,516, respectively. The aforementioned expense includes surcharges of $1,160, $1,174 and $1,239 in 2025, 2024 and 2023, respectively, as required under the plan of rehabilitation, as amended.

In June 2024, the PBGC announced that it has approved the Plan's application for Special Financial Assistance under the American Rescue Plan Act of 2021. The Plan was granted approximately $3.4 billion in Special Financial Assistance funds and received those funds in July 2024. The Company's actuary believes that it still remains unclear if the Plan can remain solvent through the targeted date of 2051 although as a requirement of the American Rescue Plan Act of 2021, the Plan must remain in "critical status" through 2051 regardless of solvency. The regulations under the aforementioned PBGC financial assistance could result in a higher withdrawal liability even with PBGC financial assistance since those regulations require use of settlement interest rates to value all, instead of a portion, of the present value of vested benefits in determining the Company's withdrawal liability. In addition, for withdrawal liability purposes, PBGC regulations require the Special Financial Assistance to be phased-in over a period of time instead of fully recognized immediately. The most recent withdrawal liability estimate from the Plan, since it is calculated as of the end of 2024 as if the Company were to have withdrawn in 2025, does not include any of the $3.4 billion of assets received. The Company is currently unable to determine the ultimate outcome of the above discussed multi-employer union pension matters and therefore is unable to determine the effects on its consolidated financial statements, but the ultimate outcome could have a material adverse effect on the Company's consolidated results of operations or cash flows in one or more future periods.

Deferred compensation:

The Company sponsors three deferred compensation plans for selected executives and other employees: (i) the Excess Benefit Plan, which restores retirement benefits lost due to Internal Revenue Service limitations on contributions to tax-qualified plans, (ii) the Supplemental Plan, which allows eligible employees to defer the receipt of eligible compensation until designated future dates and (iii) the Career Achievement Plan, which provides a deferred annual incentive award to selected corporate executive officers. Participants in these plans earn a return on amounts due to them based on several investment options, which mirror returns on underlying investments (primarily mutual funds). The Company economically hedges its obligations under the plans by investing in the actual underlying investments. These investments are classified as trading securities and are carried at fair value. At December 31, 2025 and 2024, these investments totaled $121,541 and $105,067, respectively. All gains and losses and related investment income from these investments, which are recorded in other income, net, are equally offset by corresponding increases and decreases in the Company's deferred compensation liabilities. See also Note 4 - Income Taxes, regarding action taken by the Board of Directors whereby certain deferred compensation will not be tax deductible in future years.

Postretirement health care benefit plans:

The Company maintains a post-retirement health benefits plan for a group of "grandfathered" corporate employees. The plan, as amended in 2013, generally limited future annual cost increases in health benefits to 3%, restricted this benefit to current employees and retirees with long-term service with the Company, and eliminated all post-retirement benefits for future employees effective April 1, 2014. Post-retirement benefits liabilities (as amended) were $9,517 and $9,296 at December 31, 2025 and 2024, respectively. Accumulated other comprehensive loss (pre-tax) at December 31, 2025 includes $2,863 of a net actuarial gain.

The changes in the accumulated postretirement benefit obligation at December 31, 2025 and 2024 consist of the following:

	December 31,	
	2025	2024
Benefit obligation, beginning of year	$ 9,296	$ 10,317
Service cost	113	144
Interest cost	486	474
Actuarial (gain)/loss	195	(1,100)
Benefits paid	(573)	(539)
Benefit obligation, end of year	$ 9,517	$ 9,296

The actuarial loss in 2025 is attributable to a decrease in the discount rate. The actuarial (gain) in 2024 is attributable to an increase in the discount rate.

Net periodic postretirement benefit cost (income) included the following components:

	2025	2024	2023
Service cost—benefits attributed to service during the period	$ 113	$ 144	$ 142
Interest cost on the accumulated postretirement benefit obligation	486	474	477
Net amortization	(820)	(639)	(758)
Net periodic postretirement benefit cost (income)	$ (221)	$ (21)	$ (139)

The Company estimates future benefit payments will be $635, $663, $689, $704 and $726 in each year beginning in 2026 through 2030, respectively, and a total of $3,746 in 2031 through 2035.

NOTE 8—SEGMENT AND GEOGRAPHIC INFORMATION:

The Company uses the management approach to determine segments by evaluating the nature of the Company's operating activities, the relative significance of operating segments to consolidated results, how management organizes the business, and by evaluating what the Company's chief operating decision maker "(CODM)" regularly reviews in deciding how to allocate resources and in assessing operating performance. The Company operates and manages an integrated business involved in the manufacture and sale of confectionery products with the overall objective of increasing the volume of sales and profitability of operations. The Company uses similar processes to sell products to similar classes of customers across the entire business. Certain shipping and handling activities supporting operations are integrated to maximize efficiency and productivity and are regularly reviewed separately by our CODM as a result. Those shipping and handling costs are included in selling, marketing and administrative expenses and disclosed separately in Note 1 – Significant Accounting Policies. The Company has determined that it currently has one reportable segment. The Company's Chief Executive Officer, the Company's CODM, focuses on consolidated results, specifically consolidated net income (loss), in assessing operating performance and allocating resources.

Its principal manufacturing operations are located in the United States and Canada, and its principal market is the United States. The Company also manufactures confectionary products in Mexico, primarily for sale in Mexico, and exports products to Canada and other countries worldwide.

The following geographic data includes net product sales summarized on the basis of the customer location and long-lived assets based on their physical location:

	2025	2024	2023
Net product sales:			
United States	$ 670,145	$ 653,656	$ 693,232
Canada, Mexico and Other	54,530	61,874	70,020
	$ 724,675	$ 715,530	$ 763,252
Long-lived assets:			
United States	$ 198,273	$ 186,064	$ 188,979
Canada	31,625	28,138	27,981
Mexico and Other	7,866	5,601	6,018
	$ 237,764	$ 219,803	$ 222,978

Sales revenues from Wal-Mart Stores, Inc. aggregated approximately 22.0%, 23.2%, and 22.2% of net product sales during the year ended December 31, 2025, 2024 and 2023, respectively. Sales revenues from Dollar Tree, Inc. (which includes Family Dollar which was acquired by Dollar Tree) aggregated approximately 13.1%, 12.6%, and 14.2% of net product sales during the year ended December 31, 2025, 2024 and 2023, respectively. Some of the aforementioned sales to Wal-Mart and Dollar Tree are sold to McLane Company, a large national grocery wholesaler, which services and delivers certain of the Company's products to Wal-Mart, Dollar Tree and other retailers in the U.S.A. Net product sales revenues from McLane, which includes these Wal-Mart and Dollar Tree sales as well as sales and deliveries to other Company customers, were 19.7% in 2025 and 20.7% in 2024 and 20.1% in 2023. At December 31, 2025 and 2024, the Company's three largest customers discussed above accounted for approximately 37.8% and 41.9% of total accounts receivable, respectively.

NOTE 9—FAIR VALUE MEASUREMENTS:

Current accounting guidance defines fair value as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Guidance requires disclosure of the extent to which fair value is used to measure financial assets and liabilities, the inputs utilized in calculating valuation measurements, and the effect of the measurement of significant unobservable inputs on earnings, or changes in net assets, as of the measurement date. Guidance establishes a three-level valuation hierarchy based upon the transparency of inputs utilized in the measurement and valuation of financial assets or liabilities as of the measurement date. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, foreign currency exchange rates, commodity rates and yield curves. Level 3 inputs are not observable in the market and include management's own judgments about the assumptions market participants would use in pricing the asset or liability. The use of observable and unobservable inputs is reflected in the hierarchy assessment disclosed in the table below.

As of December 31, 2025 and 2024, the Company held certain financial assets that are required to be measured at fair value on a recurring basis. These include derivative hedging instruments related to the foreign currency forward contracts and purchase of certain raw materials, investments in trading securities and available for sale securities. The Company's available for sale securities principally consist of corporate bonds. The Company's trading securities principally consist of mutual funds.

The fair value of the Company's industrial development bond at December 31, 2025 and 2024 was valued using Level 2 inputs which approximates the carrying value of $7,500 for both periods. Interest rates on the bond reset weekly based on current market conditions.

The following tables present information about the Company's financial assets and liabilities measured at fair value as of December 31, 2025 and 2024, and indicate the fair value hierarchy and the valuation techniques utilized by the Company to determine such fair value:

| | Estimated Fair Value December 31, 2025 | | | |
| | Total Fair Value | Input Levels Used | | |
		Level 1	Level 2	Level 3
Cash and equivalents	$ 127,165	$ 127,165	$ —	$ —
Available for sale securities	365,041	2,961	362,080	—
Foreign currency derivatives	92	—	92	—
Commodity derivatives	(1,748)	(1,748)	—	—
Trading securities	121,541	104,642	16,899	—
Total assets measured at fair value	$ 612,091	$ 233,020	$ 379,071	$ —

| | Estimated Fair Value December 31, 2024 | | | |
| | Total Fair Value | Input Levels Used | | |
		Level 1	Level 2	Level 3
Cash and equivalents	$ 138,841	$ 138,841	$ —	$ —
Available for sale securities	283,060	4,102	278,958	—
Foreign currency derivatives	(818)	—	(818)	—
Commodity derivatives	(2,166)	(2,166)	—	—
Trading securities	105,067	86,925	18,142	—
Total assets measured at fair value	$ 523,984	$ 227,702	$ 296,282	$ —

Available for sale securities which utilize Level 2 inputs consist primarily of corporate bonds, which are valued based on quoted market prices or alternative pricing sources with reasonable levels of price transparency.

A summary of the aggregate fair value, gross unrealized gains, gross unrealized losses and amortized cost basis of the Company's investment portfolio by major security type is as follows:

| | December 31, 2025 | | | |
	Amortized Cost	Fair Value	Unrealized Gains	Unrealized Losses
Available for Sale:				
Variable rate demand notes	—	—	—	—
Corporate bonds	360,094	362,080	1,986	—
Government securities	2,953	2,961	8	—
	$ 363,047	$ 365,041	$ 1,994	$ —

| | December 31, 2024 | | | |
	Amortized Cost	Fair Value	Unrealized Gains	Unrealized Losses
Available for Sale:				
Variable rate demand notes	5,485	5,485	—	—
Corporate bonds	271,978	273,473	1,495	—
Government securities	4,036	4,102	66	—
	$ 281,499	$ 283,060	$ 1,561	$ —

NOTE 10—DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

From time to time, the Company uses derivative instruments, including foreign currency forward contracts and commodity futures contracts to manage its exposures to foreign exchange and commodity prices. Commodity futures contracts are intended and effective as hedges of market price risks associated with the anticipated purchase of certain raw materials (primarily sugar). Foreign currency forward contracts are intended and effective as hedges of the Company's exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of products manufactured in Canada and sold in the United States, and periodic equipment purchases from foreign suppliers denominated in a foreign currency. The Company does not engage in trading or other speculative use of derivative instruments.

The Company recognizes all derivative instruments as either assets or liabilities at fair value in the Consolidated Statements of Financial Position. Derivative assets are recorded in other receivables and derivative liabilities are recorded in accrued liabilities. The Company uses either hedge accounting or mark-to-market accounting for its derivative instruments. Derivatives that qualify for hedge accounting are designated as cash flow hedges by formally documenting the hedge relationships, including identification of the hedging instruments, the hedged items and other critical terms, as well as the Company's risk management objectives and strategies for undertaking the hedge transaction. As of December 31, 2025 and 2024, all derivative instruments are accounted for using hedge accounting.

Changes in the fair value of the Company's cash flow hedges are recorded in accumulated other comprehensive loss, net of tax, and are reclassified to earnings in the periods in which earnings are affected by the hedged item. Substantially all amounts reported in accumulated other comprehensive loss for commodity derivatives are expected to be reclassified to cost of goods sold. Approximately $1,322, $405 and $21 of this accumulated comprehensive loss is expected to be charged to earnings in 2026, 2027 and 2028. Approximately $92 in accumulated other comprehensive income for foreign currency derivatives is expected to be reclassified to other income, net in 2026.

The following table summarizes the Company's outstanding derivative contracts and their effects on its Consolidated Statements of Financial Position at December 31, 2025 and 2024:

| | December 31, 2025 | | |
	Notional Amounts	Assets	Liabilities
Derivatives designated as hedging instruments:			
Foreign currency derivatives	$ 17,498	$ 92	$ —
Commodity derivatives	14,591	—	(1,748)
Total derivatives		$ 92	$ (1,748)

| | December 31, 2024 | | |
	Notional Amounts	Assets	Liabilities
Derivatives designated as hedging instruments:			
Foreign currency derivatives	$ 26,129	$ —	$ (818)
Commodity derivatives	20,959	39	(2,205)
Total derivatives		$ 39	$ (3,023)

The effects of derivative instruments on the Company's Consolidated Statement of Earnings, Comprehensive Earnings and Retained Earnings for year ended December 31, 2025 and 2024 are as follows:

| | For Year Ended December 31, 2025 | | |
	Gain (Loss) Recognized in OCI	Gain (Loss) Reclassified from Accumulated OCI into Earnings	Gain (Loss) on Amount Excluded from Effectiveness Testing Recognized in Earnings
Foreign currency derivatives	$ 646	$ (264)	$ —
Commodity derivatives	(1,413)	(1,832)	—
Total	$ (767)	$ (2,096)	$ —

| | For Year Ended December 31, 2024 | | |
	Gain (Loss) Recognized in OCI	Gain (Loss) Reclassified from Accumulated OCI into Earnings	Gain (Loss) on Amount Excluded from Effectiveness Testing Recognized in Earnings
Foreign currency derivatives	$ (1,348)	$ (228)	$ —
Commodity derivatives	(1,337)	(1,697)	—
Total	$ (2,685)	$ (1,925)	$ —

NOTE 11—ACCUMULATED OTHER COMPREHENSIVE LOSS:

The following table sets forth information with respect to accumulated other comprehensive earnings (loss):

	Foreign Currency Translation	Investments	Foreign Currency Derivatives	Commodity Derivatives	Postretirement and Pension Benefits	Accumulated Other Comprehensive Earnings (Loss)
Balance at December 31, 2023	$ (21,050)	$ (2,359)	$ 228	$ (1,915)	$ 1,883	$ (23,213)
Other comprehensive earnings (loss) before reclassifications	(3,737)	3,551	(1,022)	(1,013)	1,049	(1,172)
Reclassifications from accumulated other comprehensive loss	—	(8)	173	1,286	(484)	967
Other comprehensive earnings (loss) net of tax	(3,737)	3,543	(849)	273	565	(205)
Balance at December 31, 2024	$ (24,787)	$ 1,184	$ (621)	$ (1,642)	$ 2,448	$ (23,418)
Other comprehensive earnings (loss) before reclassifications	2,355	393	491	(1,071)	(152)	2,016
Reclassifications from accumulated other comprehensive loss	—	(65)	200	1,388	(622)	901
Other comprehensive earnings (loss) net of tax	2,355	328	691	317	(774)	2,917
Balance at December 31, 2025	$ (22,432)	$ 1,512	$ 70	$ (1,325)	$ 1,674	$ (20,501)

The amounts reclassified from accumulated other comprehensive income (loss) consisted of the following:

Details about Accumulated Other Comprehensive Income Components	Year to Date Ended		Location of (Gain) Loss Recognized in Earnings
	December 31, 2025	December 31, 2024	
Investments	$ (86)	$ (11)	Other income, net
Foreign currency derivatives	264	228	Other income, net
Commodity derivatives	1,832	1,697	Product cost of goods sold
Postretirement and pension benefits	(820)	(639)	Other income, net
Total before tax	1,190	1,275	
Tax expense (benefit)	(289)	(308)	
Net of tax	$ 901	$ 967	

NOTE 12—GOODWILL AND INTANGIBLE ASSETS:

All of the Company's intangible indefinite-lived assets are trademarks.

The changes in the carrying amount of trademarks for 2025 and 2024 were as follows:

	2025	2024
Original cost	$ 193,767	$ 193,767
Accumulated impairment losses as of January 1	(18,743)	(18,743)
Balance at January 1	$ 175,024	$ 175,024
Current year impairment losses	—	—
Balance at December 31	$ 175,024	$ 175,024
Accumulated impairment losses as of December 31	$ (18,743)	$ (18,743)

The fair value of indefinite-lived intangible assets was primarily assessed using the present value of estimated future cash flows and relief-from-royalty method.

The Company has no accumulated impairment losses of goodwill.

NOTE 13—LEASES:

The Company leases certain buildings, land and equipment that are classified as operating leases. These leases have remaining lease terms of up to approximately 16 years. Operating lease cost totaled $1,471 and $1,435 for twelve months 2025 and 2024, respectively. Cash paid for operating lease liabilities totaled $1,429 and $1,274 for the twelve months 2025 and 2024, respectively. As of December 31, 2025 and 2024, operating lease right-of-use assets were $5,026 and $6,043, respectively, and operating lease liabilities were $5,513 and $6,366, respectively. The weighted-average remaining lease term related to these operating leases was 11.4 years and 11.0 years as of December 31, 2025 and 2024, respectively. The weighted-average discount rate related to the Company's operating leases was 3.6% and 3.6% as of December 31, 2025 and 2024, respectively. Maturities of operating lease liabilities at December 31, 2025 are as follows: $985 in 2026, $709 in 2027, $315 in 2028, $118 in 2029 and $3,386 thereafter.

The Company, as lessor, rents certain commercial real estate to third party lessees. The December 31, 2025 and 2024 cost related to these leased properties was $51,228 and $52,885, respectively, and the accumulated depreciation related to these leased properties was $20,180 and $19,054, respectively. Terms of certain such leases, including renewal options, may be extended for up to approximately fifty-six years, many of which provide for periodic adjustment of rent payments based on changes in consumer or other price indices. The Company recognizes lease income on a straight-line basis over the lease term. Lease income in the twelve months of 2025 and 2024 was $7,262 and $7,076, respectively, and is classified in cash flows from operating activities.

ITEM 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

ITEM 9A.   Controls and Procedures.

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by this report, that the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

(a) See "Management's Report on Internal Control Over Financial Reporting," included in Item 8 "Financial Statements and Supplementary Data," which is incorporated herein by reference.

(b) See "Report of Independent Registered Public Accounting Firm" included in Item 8 "Financial Statements and Supplementary Data" for the attestation report of the Company's independent registered public accounting firm, which is incorporated herein by reference.

(c) There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B.   Other Information.

None.

ITEM 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

ITEM 10.   <u>Directors, Executive Officers and Corporate Governance</u>.

See the information with respect to the Directors of the Company which is set forth in the section entitled "Election of Directors" of the Proxy Statement, which is incorporated herein by reference. See the information in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" of the Company's Proxy Statement, which section is incorporated herein by reference.

The following table sets forth the information with respect to the executive officers of the Company:

Name	Position (1)	Age
Ellen R. Gordon*	Chairman of the Board and Chief Executive Officer	94
Karen G. Mills*	President	72
G. Howard Ember Jr.	Vice President/Finance	73
Stephen P. Green	Vice President/Manufacturing	67
Barry P. Bowen	Treasurer	70
Henry G. Mills	Vice President/Chief Operating Officer	37

*   A member of the Board of Directors of the Company.

(1)   All of the above named officers have served in the positions set forth in the table as their principal occupations for more than the past five years except for Mr. Mills and Mrs. Mills who were appointed to their current positions on January 1, 2025 and June 2, 2025, respectively. Previously, Mr. Mills held the position of Vice President, Business Development during the past five-year period. Mrs. Mills has served in executive leadership roles and as an investor in various manufacturing and consumer packaged goods companies. She served as the 23rd Administrator of the U.S. Small Business Administration and Cabinet member, and has most recently been a Senior Fellow and faculty member at Harvard Business School.

<u>Code of Ethics</u>

The Company has a Code of Business Conduct and Ethics, which applies to all of the Company's directors and employees, and which meets the Securities Exchange Commission criteria for a "code of ethics." The Code of Business Conduct and Ethics is available on the Company's website, located at www.tootsie.com, and the information in such is available in print to any shareholder who requests a copy.

<u>Insider Trading</u>

Information regarding the Company's Insider Trading Policy required by Item 408(b) of SEC Regulation S-K will be located in the Proxy Statement in the sections entitled "Ownership of Common Stock and Class B Common Stock by Management", which information is incorporated herein by reference.

ITEM 11.   <u>Executive Compensation</u>.

See the information set forth in the sections entitled "Executive Compensation" and "Director Compensation" of the Company's Proxy Statement, which are incorporated herein by reference.

ITEM 12.   <u>Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters</u>.

For information with respect to the beneficial ownership of the Company's common stock and Class B common stock by the beneficial owners of more than 5% of said shares and by the management of the Company, see the sections entitled "Ownership of Common Stock and Class B Common Stock by Certain Beneficial Owners" and "Ownership of Common Stock and Class B Common Stock by Management" of the Proxy Statement. These sections of the Proxy Statement are incorporated herein by reference. The Company does not have any compensation plans under which equity securities of the Company are authorized for issuance.

ITEM 13.   <u>Certain Relationships and Related Transactions, and Director Independence</u>.

See the section entitled "Related Person Transactions" of the Proxy Statement, which is incorporated herein by reference.

The Company's board of directors has determined that its non-management directors, Mr. Chodos and Ms. Wardynski and Ms. Lewis-Brent, are independent under the New York Stock Exchange listing standards because they have no direct or indirect relationship with the Company other than through their service on the Board of Directors.

ITEM 14.   <u>Principal Accountant Fees and Services</u>.

See the section entitled "Independent Auditor Fees and Services" of the Proxy Statement, which is incorporated herein by reference.

ITEM 15.   <u>Exhibits, Financial Statement Schedules</u>.

(a) Financial Statements.

(1) The following financial statements are included in Item 8:

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Earnings and Retained Earnings for each of the three years ended December 31, 2025, 2024 and 2023

Consolidated Statements of Comprehensive Earnings for each of the three years ended December 31, 2025, 2024 and 2023

Consolidated Statements of Financial Position at December 31, 2025 and 2024

Consolidated Statements of Cash Flows for each of the three years ended in the period December 31, 2025, 2024 and 2023

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules.

The financial statement schedule included in this Form 10-K is Schedule II - Valuation and Qualifying Accounts and Reserves for the Year Ended December 31, 2025, 2024 and 2023 (see Schedule II immediately following ITEM 16 of this Form 10-K).

(3) Exhibits required by Item 601 of Regulation S-K:

See Index to Exhibits which appears following Financial Schedule II.

ITEM 16.   <u>Form 10-K Summary</u>.

None.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS (in thousands)

DECEMBER 31, 2025, 2024 and 2023

Description	Balance at beginning of year		Additions (reductions) charged (credited) to expense		Deductions(1)		Balance at End of Year	
2025:								
Reserve for bad debts	$	1,553	$	156	$	182	$	1,527
Reserve for cash discounts		631		12,907		12,898		640
Deferred tax asset valuation		6,180		1,450		—		7,630
	$	8,364	$	14,513	$	13,080	$	9,797
2024:								
Reserve for bad debts	$	1,519	$	1,034	$	1,000	$	1,553
Reserve for cash discounts		726		12,681		12,776		631
Deferred tax asset valuation		6,361		(181)		—		6,180
	$	8,606	$	13,534	$	13,776	$	8,364
2023:								
Reserve for bad debts	$	1,414	$	160	$	55	$	1,519
Reserve for cash discounts		921		13,305		13,500		726
Deferred tax asset valuation		5,703		658		—		6,361
	$	8,038	$	14,123	$	13,555	$	8,606

(1) Deductions against reserve for bad debts consist of accounts receivable written off net of recoveries and exchange rate movements. Deductions against reserve for cash discounts consist of allowances to customers.

INDEX TO EXHIBITS

3.1	Restated Articles of Incorporation. Incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997.
3.2	Amendment to Restated Articles of Incorporation. Incorporated by reference to Exhibit 3.2 of the Company's Annual Report on Form 10-K for the year ended December 31, 1999.
3.3	Amended and Restated By-Laws. Incorporated by reference to Exhibit 3.2 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996.
4.1	Specimen Class B Common Stock Certificate. Incorporated by reference to Exhibit 1.1 of the Company's Registration Statement on Form 8-A dated February 29, 1988.
4.2	Description of Common Stock. Incorporated by reference to Exhibit 4.2 of the Company's Annual Report on Form 10-K for the year ended December 31, 2019.
10.1*	Excess Benefit Plan. Incorporated by reference to Exhibit 10.8.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 1990.
10.2*	Amended and Restated Career Achievement Plan of the Company. Incorporated by reference to Exhibit 10.8.2 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998.
10.3*	Amendment to the Amended and Restated Career Achievement Plan of the Company. Incorporated by reference to Exhibit 10.8.3 of the Company's Annual Report on Form 10-K for the year ended December 31, 1999.
10.4*	Restatement of Split Dollar Agreement (Special Trust) between the Company and the trustee of the Gordon Family 1993 Special Trust dated January 31, 1997. Incorporated by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996.
10.5*	Form of Change In Control Agreement dated August, 1997 between the Company and certain executive officers. Incorporated by reference to Exhibit 10.25 of the Company's Annual Report on Form 10-K for the year ended December 31, 1997.
10.6*	Amendment to Split Dollar Agreement (Special Trust) dated April 2, 1998 between the Company and the trustee of the Gordon Family 1993 Special Trust, together with related Collateral Assignments. Incorporated by reference to Exhibit 10.27 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998.
10.7*	Form of Amendment to Change in Control Agreement between the Company and certain executive officers. Incorporated by reference to Exhibit 10.28 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008.
10.8*	Post 2004 Supplemental Savings Plan of the Company. Incorporated by reference to Exhibit 10.29 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008.
10.9*	Post 2004 Excess Benefit Plan of the Company. Incorporated by reference to Exhibit 10.30 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008.
10.10*	Amended and Restated Career Achievement Plan of the Company. Incorporated by reference to Exhibit 10.31 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

10.11*	Exhibit 10.1- Tootsie Roll Industries, Inc. Management Incentive Plan. Incorporated by reference to Appendix A to the Company's definitive Proxy Statement filed with the Commission on March 24, 2006.
10.12*	Amendment 2015-1, to the Tootsie Roll Industries, Inc. Post 2004 Excess Benefit Plan. Incorporated by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-K for the year ended December 31, 2015.
10.13*	Amendment 2015-1, to the Tootsie Roll Industries, Inc. Career Achievement Plan. Incorporated by reference to Exhibit 10.13 of the Company's Annual Report on Form 10-K for the year ended December 31, 2015.
10.14*	Second Amendment to the Tootsie Roll Industries, Inc. Post 2004 Excess Benefit Plan. Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 13, 2021.
10.15*	Tootsie Roll Industries, Inc. Management Incentive Plan effective January 1, 2023. Incorporated by reference to Exhibit 10.15 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023.
19	Insider Trading Policy. Incorporated by reference to Exhibit 19.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27,2025.
21	List of Subsidiaries of the Company.
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97*	Policy Relating to Recovery of Erroneously Awarded Compensation. Incorporated by reference to Exhibit 97 of the Company's Annual Report on Form 10-K for the year ended December 31, 2023.
101.INS	XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

---

*Management compensation plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, Tootsie Roll Industries, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOOTSIE ROLL INDUSTRIES, INC.

By: /s/ Ellen R. Gordon
Ellen R. Gordon, Chairman of the Board of Directors and Chief Executive Officer

Date: February 27, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Ellen R. Gordon Ellen R. Gordon	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)	February 27, 2026
/s/ Karen G. Mills Karen G. Mills	Director and President	February 27, 2026
/s/ Paula M. Wardynski Paula M. Wardynski	Director	February 27, 2026
/s/ Lana Jane Lewis-Brent Lana Jane Lewis-Brent	Director	February 27, 2026
/s/ Virginia L. Gordon Virginia L. Gordon	Director	February 27, 2026
/s/ Michael A. Chodos Michael A. Chodos	Director	February 27, 2026
/s/ G. Howard Ember, Jr. G. Howard Ember, Jr.	Vice President, Finance (principal financial officer and principal accounting officer)	February 27, 2026

XBRL-Only Content Section

XBRL-Only Content Section

Element	Value	
dei:EntityCentralIndexKey#	0000098677	
dei:CurrentFiscalYearEndDate	12-31	
dei:DocumentFiscalYearFocus	2025	
deiDocumentFiscalPeriodFocus	FY	
dei:AmendmentFlag	False	
Dei_TradingSymbol	TR	

Board of Directors

Ellen R. Gordon	Chairman of the Board and Chief Executive Officer
Karen G. Mills	President
Michael A. Chodos[1][2]	Principal, the Law Offices of Michael Chodos
Virginia L. Gordon	Private Investor
Lana Jane Lewis-Brent[1][2]	President, Paul Brent Designer, Inc., an art publishing, design and licensing company
Paula M. Wardynski[1][2]	Former Senior Vice President—Finance, Twenty-First Century Fox

[1]Audit Committee [2]Compensation Committee

Officers

Ellen R. Gordon	Chairman of the Board and Chief Executive Officer
Karen G. Mills	President
G. Howard Ember, Jr.	Vice President, Finance & Chief Financial Officer
Henry G. Mills	Vice President, Chief Operating Officer
Stephen P. Green	Vice President, Manufacturing
Barry P. Bowen	Treasurer & Assistant Secretary
Jeffrey W. Kist	Controller

Offices, Plants

Executive Offices	7401 South Cicero Avenue Chicago, Illinois 60629 www.tootsie.com
Plants/Warehouses	Illinois Tennessee Massachusetts Wisconsin Ontario, Canada Mexico City, Mexico Barcelona, Spain
Foreign Sales Offices	Mexico City, Mexico Ontario, Canada Barcelona, Spain

Other Information

Stock Exchange	New York Stock Exchange, Inc. (Since 1922)
Stock Identification	Ticker Symbol: TR CUSIP No. 890516 10-7
Stock Transfer Agent and Stock Registrar	Broadridge Corporate Issuer Solutions PO Box 1342 Brentwood, NY 11717 1-800-710-0932 1-480-565-2536 www.shareholder.broadridge.com/TR
Independent Registered Public Accounting Firm	Grant Thornton LLP 171 North Clark Street, Suite 200 Chicago, Illinois 60601
General Counsel	Aronberg Goldgehn Davis & Garmisa 225 West Washington Street, Suite 2800 Chicago, Illinois 60606
Annual Meeting	May 6, 2026 One James Center, Suite 200 901 East Cary Street Richmond, Virginia 23219

Printed on recycled paper.





















































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